Filed Pursuant to Rule 424(b)(3)

Registration No. 333-143189

PROXY STATEMENT OF TOWN CENTER BANCORP	PROSPECTUS OF COLUMBIA BANKING SYSTEM, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Town Center Bancorp Shareholders:

The boards of directors of Town Center Bancorp (“Town Center”) and Columbia Banking System, Inc. (“Columbia”) have agreed on a merger of Town Center with and into Columbia, followed by the merger of Town Center Bank, the wholly-owned subsidiary of Town Center, with and into Columbia State Bank, a wholly-owned subsidiary of Columbia. We are seeking approval of the merger transaction from you, our shareholders.

Under the terms of the Plan and Agreement of Merger, dated March 28, 2007, each outstanding share of Town Center will be exchanged for the right to receive $9.382 in cash and 0.3391 share of Columbia common stock. Town Center shareholders will own approximately 3.77% of Columbia’s outstanding common stock following the merger. Columbia common stock trades on The NASDAQ Global Market under the symbol “COLB.”

Your board of directors believes that the terms of the merger are fair and in the best interest of Town Center and its shareholders. In reaching this decision, the board considered numerous factors as described in this proxy statement/prospectus.

The merger cannot be completed unless Town Center shareholders approve it. Approval requires the affirmative vote of the holders of at least a majority of the shares of Town Center’s outstanding common stock. Town Center will hold a special meeting of shareholders meeting to vote on the merger proposal. The Town Center special shareholder meeting will be held on Tuesday, July 17, 2007, at 3:00 p.m. local time, at the Monarch Hotel and Conference Center, 12566 SE 93rd Avenue, Clackamas, Oregon. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy. If you do not vote your shares, it will have the same effect as voting against the merger.

This document gives detailed information about the merger, the underlying merger agreement governing the merger, and the special shareholder meeting. Before submitting your proxy or voting your shares, you should review this document carefully, including the appendices and the information under the heading “Risk Factors.”

On behalf of the Town Center board of directors, I recommend that you vote FOR approval of the merger.

Bruce G. Bryant

President and Chief Executive Officer

None of the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved or disapproved the securities to be issued by Columbia or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Columbia common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Columbia and are subject to investment risk.

This proxy statement/prospectus is dated June 13, 2007, and is first being mailed to Town Center shareholders on or about June 18, 2007.

TOWN CENTER BANCORP

10413 SE 82nd Avenue

Portland, Oregon 97086

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 17, 2007

To the Shareholders of Town Center Bancorp:

A special meeting of shareholders of Town Center Bancorp will be held on Tuesday, July 17, 2007, at 3:00 p.m. local time, at the Monarch Hotel and Conference Center, 12566 SE 93rd Avenue, Clackamas, Oregon. The special meeting is for the following purposes:

1.	MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of March 28, 2007, and as amended May 18, 2007, among Columbia Banking System, Inc., Columbia State Bank, Town Center Bancorp and Town Center Bank, under the terms of which Town Center Bancorp will merge with and into Columbia Banking System, Inc., and Town Center Bank will merge with and into Columbia State Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement, as amended, is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit solicitation of additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

Holders of record of Town Center Bancorp common stock at the close of business on June 13, 2007, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of Town Center Bancorp’s outstanding common stock is required for approval of the merger. As of June 13, 2007, there were 2,067,257 shares of Town Center Bancorp common stock outstanding and entitled to vote at the special meeting.

You have the right to dissent from the merger and receive payment in cash of the fair value of your Town Center Bancorp shares. A copy of the applicable provisions of Oregon law regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of Town Center Bancorp has determined that the merger is fair to and in the best interests of Town Center Bancorp and its shareholders and recommends that you vote FOR approval of the merger.

Please do not send any receipts for your stock at this time. You will receive instructions on how to exchange your receipts soon after the merger is consummated.

By Order of the Board of Directors,

Raymond E. Cotton, Secretary

Portland, Oregon

June 13, 2007

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Columbia from documents that are not included in or delivered with this document.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Columbia at the following address:

Columbia Banking Center, Inc.

P.O. Box 2156, MS 8300

Tacoma, Washington 98401-2156

ATTN: JoAnne Coy, VP, Corporate Communications

Telephone: (253) 305-1900

Fax: (253) 305-0854

You will not be charged for the documents that you request. If you would like to request documents, please do so by July 10, 2007 in order to receive them before the Town Center Bancorp special shareholder meeting.

See “Where You Can Find More Information About Columbia.”

i

SUMMARY

This summary, including the sections entitled “Questions and Answers about this Document and the Merger,” “Questions and Answers About the Town Center Special Meeting” and “Summary Information About the Parties and the Transaction” highlights selected information from this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus, its appendices, and any other documents to which we refer to fully understand the merger. Unless the context otherwise requires, “we” and “us” refers to both Columbia and Town Center.

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

This document serves as both a proxy statement of Town Center Bancorp relating to the special meeting of shareholders and a prospectus of Columbia Banking System, Inc. relating to the offering of its shares to Town Center shareholders as a part of the merger consideration. The board of directors of Town Center is soliciting your proxy to vote to approve the proposed merger of Town Center with and into Columbia. This proxy statement/prospectus provides you with important information concerning the proposed merger, the special meeting of Town Center shareholders, and your rights as a Town Center shareholder.

What will I receive in the merger?

In the merger, each share of Town Center common stock will be converted into the right to receive merger consideration consisting of cash in the amount of $9.382 and 0.3391 share of Columbia common stock. The amount of cash or shares of Columbia common stock to be exchanged for each share of Town Center common stock is subject to adjustment if the price of Columbia common stock rises or falls by amounts specified in the merger agreement.

When will the merger occur?

We presently expect to complete the merger by July 31, 2007. The merger will occur after approval by shareholders of Town Center and applicable banking regulatory authorities, and the other conditions to the merger are satisfied or waived. Columbia and Town Center are working toward completing the merger as quickly as practicable.

How soon after the merger is completed can I expect to receive my cash and Columbia common stock?

Columbia will work with its exchange agent to distribute the merger consideration payable as promptly as practicable following the completion of the merger.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

What risks should I consider?

You should carefully review our discussion of “Risk Factors” beginning on page 9. You should also review the factors considered by the Town Center board of directors in approving the merger agreement. See “Background of and Reasons for the Merger.”

QUESTIONS AND ANSWERS ABOUT THE TOWN CENTER SPECIAL MEETING

When and where will the special meeting take place?

Town Center will hold a special meeting of its shareholders on July 17, 2007, at 3:00 p.m., at the Monarch Hotel and Conference Center, 12566 SE 93rd Avenue, Clackamas, Oregon.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

If you fail to vote, or submit a proxy card on which you abstain from voting, it will have the same effect as voting against approval of the merger. Approval of the merger requires the affirmative vote of the holders of at least a majority of the shares of Town Center’s outstanding common stock.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Town Center’s secretary prior to the vote.

Who may vote at the meeting?

The board of directors of Town Center has set June 13, 2007, as the record date for the meeting. If you were the owner of Town Center common stock at the close of business on that date, you may vote at the meeting.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Columbia that may be important to you is incorporated by reference into this document from documents separately filed by

Columbia with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at the special meeting of shareholders.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Bruce G. Bryant

Town Center Bancorp

10413 SE 82nd Avenue

Portland, Oregon 97086

(503) 788-8181

SUMMARY INFORMATION ABOUT THE PARTIES AND THE TRANSACTION

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98042-4200

(253) 305-1900

Columbia is a bank holding company headquartered in Tacoma, Washington, that engages in a general banking business primarily through its banking subsidiaries, Columbia State Bank and Bank of Astoria.

Columbia State Bank is a Washington-chartered commercial bank that engages in a general banking business through 35 locations in the Puget Sound Region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Bank of Astoria is an Oregon state-chartered bank headquartered in Astoria, Oregon. Bank of Astoria provides banking services through five full service branch offices located in Clatsop and Tillamook Counties, along the Oregon coast.

As of March 31, 2007, Columbia had total assets of approximately $2.7 billion, total net loans receivable and loans held for sale of approximately $1.8 billion, total deposits of approximately $2.1 billion and approximately $261.0 million in shareholders’ equity. Columbia common stock trades on The NASDAQ Global Market under the symbol “COLB.”

Financial and other information regarding Columbia is set forth in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2006, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as amended on May 11, 2007. Information regarding Columbia’s executive officers and directors, as well as additional information, including executive compensation, and related person transactions, is set forth or incorporated by reference in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2006 and Columbia’s proxy statement for its 2007 annual meeting of shareholders, as well as the current reports on Form 8-K filed by Columbia that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Columbia.”

Town Center Bancorp

10413 SE 82nd Avenue

Portland, Oregon 97086

(503) 788-8181

Town Center is a bank holding company located in Portland, Oregon, that engages in a general banking business through its banking subsidiary, Town Center Bank.

Town Center Bank is an Oregon state-chartered bank headquartered in Portland, Oregon. Town Center Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. Town Center serves individuals, small to medium-sized businesses, community organizations and public entities.

As of March 31, 2007, Town Center had total assets of approximately $135.1 million, total net loans of approximately $103.8 million, total deposits of approximately $105.1 million and approximately $13.6 million in shareholders’ equity. Town Center common stock is quoted on the Over the-Counter Bulletin Board (“OTCBB”) under the symbol “TWBC.”

For additional information, see “Information Concerning Town Center.”

Recent Developments

On March 28, 2007, Columbia announced that it had entered into a definitive agreement to acquire Mountain Bank Holding Company, in a cash and stock transaction valued at approximately $60 million. Terms of the agreement call for Columbia to pay $25.00 per Mountain Bank Holding Company share provided Columbia’s stock trades within a specified range. The $25.00 value will consist of a unit of $11.25 in cash and $13.75 worth of Columbia shares for each Mountain Bank Holding Company share, subject to adjustment depending upon Columbia’s stock price prior to closing. If Columbia completes the acquisition of both Town Center and Mountain Bank Holding Company, the former shareholders of Town Center will hold approximately 3.77% of the outstanding Columbia common stock and the former shareholders of Mountain Bank Holding Company will hold approximately 9.47%. There is no assurance that Columbia will complete the acquisition of Mountain Bank Holding Company.

The Merger

Town Center Will Merge into Columbia, and Town Center Bank Will Merge into Columbia State Bank

The merger agreement provides that Town Center will merge with and into Columbia, with Columbia being the corporation surviving the merger, and that Town Center Bank will merge with and into Columbia State Bank, a wholly-owned subsidiary of Columbia, with Columbia State Bank being the resulting bank.

The merger agreement as amended is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

What Town Center Shareholders Will Receive in the Merger

Columbia will pay $9.382 in cash and 0.3391 share of Columbia common stock for each share of Town Center common stock outstanding at the date the merger is completed.

The amount of cash and/or the fraction of a share of Columbia common stock to be paid in exchange for each outstanding share of Town Center common stock is subject to adjustment, if the “Columbia Average Closing Price” (as defined in the merger agreement) has risen above or fallen below specified prices. Specifically, if the Average Closing Price is above $38.05, Columbia may elect to decrease the number of shares to be issued in the merger, which would decrease the fraction of a share of Columbia common stock paid as partial consideration for each share of Town Center common stock. If Columbia does elect to decrease the number of shares to be issued under these circumstances, Town Center has the right, but not the obligation, to terminate the merger agreement.

Similarly, if the Columbia Average Closing Price is below $29.59, and the decline in Columbia’s stock price, from the date of execution of the merger agreement to the date five business days prior to the closing of the merger, has exceeded by more than 12.5 percentage points the decline, if any, of an index of stock prices for a group of comparable, publicly traded institutions during the same period of time, Columbia may elect to increase the number of shares to be issued and/or the amount of cash to be paid in the merger, so that the decline in the value of the stock portion of the merger consideration no longer exceeds the index group’s decline by more than 12.5 percentage points. If Columbia does not elect to do so, Town Center has the right, but not the obligation, to terminate the merger agreement.

See “The Merger—Termination of the Merger Agreement” for a description of the manner in which the merger consideration would be adjusted under the circumstances described above.

Approval of the Merger Requires the Affirmative Vote of the Holders of at least a Majority of the Shares of Town Center’s Outstanding Common Stock

To approve the merger, at least a majority of the outstanding shares of Town Center common stock must be voted at the special meeting in favor of approval. Columbia’s shareholders are not required to vote on the transaction.

As of the record date for the meeting, the directors of Town Center beneficially owned and controlled the voting of 608,955 shares, or 29.46%, of Town Center’s outstanding common stock. The Town Center directors have agreed to vote their shares in favor of approval of the merger.

Transferability of Shares Received in the Merger

The Columbia common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, except for shares of Columbia common stock received by persons who are deemed to be “affiliates” of Town Center as defined under applicable securities laws. See “The Merger—Stock Resales by Town Center Affiliates.”

Material Federal Income Tax Consequences

Neither Town Center nor Columbia is required to complete the merger unless each of them receives a legal opinion of Columbia’s counsel that the merger will be treated as a “reorganization” for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, Town Center shareholders who exchange their shares of Town Center common stock for shares of Columbia common stock and cash pursuant to the merger will recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, excluding any cash received in lieu of fractional shares, and the fair market value of the Columbia common stock received pursuant to the merger over the shareholder’s adjusted tax basis in its shares of Town Center common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Town Center Shareholders Have Dissenters’ Rights

Under Oregon law, Town Center shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Town Center common stock. To perfect dissenters’ rights, a Town Center shareholder must send or deliver a notice to Town Center prior to the special meeting and must not vote in favor of the merger. Following the special shareholders meeting, Columbia will deliver a written dissenters’ notice to all shareholders who have satisfied the statutory provisions described above. Dissenting shareholders who receive the notice must demand payment and satisfy certain other requirements. In any case, a shareholder electing to dissent must strictly comply with all the procedures required by Oregon law. These procedures are described later in this document, and a copy of the relevant provisions of Oregon law is attached as Appendix B.

The Town Center Board of Directors Recommends Shareholder Approval of the Merger

The Town Center board of directors believes that the merger is in the best interests of the Town Center shareholders and has unanimously approved the merger agreement. The Town Center board of directors recommends that Town Center shareholders vote “FOR” approval of the merger.

Town Center’s Financial Advisor Says the Merger Consideration is Fair to Town Center Shareholders from a Financial Point of View

McAdams Wright Ragen has served as financial advisor to Town Center in connection with the merger and has given an opinion to Town Center’s board of directors to the effect that, as of March 28, 2007, the merger is fair, from a financial point of view, to Town Center shareholders. McAdams Wright Ragen has updated its opinion as of the date of this proxy statement/prospectus. See “Opinion of Financial Advisers to Town Center.” A copy of the opinion is attached to this document as Appendix C. Town Center shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by McAdams Wright Ragen in providing its opinion. Town Center agreed to pay McAdams Wright Ragen a fee for its services and indemnify it against certain liabilities arising out of the merger or its engagement.

Town Center’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders

Certain members of Town Center’s management have interests in the merger that are different from, or in addition to, their interests as Town Center shareholders. These interests arise out of provisions in the merger agreement relating to indemnification of directors and compensation to directors in connection with their service on an advisory board following the merger, and, in the case of Bruce Bryant, Town Center’s President and Chief Executive Officer and a Town Center director, an employment agreement and a change in control agreement with Columbia that will take effect upon consummation of the merger. In addition, Mr. Bryant will receive additional compensation under an existing employment agreement with Town Center by virtue of the transaction. Other executive officers of Town Center also are entitled to payment of additional compensation relating to a change of control under specified circumstances. See “The Merger—Interests of Certain Persons in the Merger.”

The Town Center board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

The Merger is Subject to Regulatory Approval

The merger must be approved by the FDIC, the Washington Department of Financial Institutions and the Oregon Department of Consumer and Business Services. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Town Center Shareholders Will Have Different Rights After the Merger

The rights of Town Center shareholders are governed by Oregon law, as well as by Town Center’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Town Center shareholders receiving Columbia common stock in the merger will be governed by Washington law, and by Columbia’s articles of incorporation and bylaws. Although Columbia’s articles of incorporation and bylaws are similar in many ways to Town Center’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Town Center shareholders. See “Comparison of Certain Rights of Holders of Columbia and Town Center Common Stock.”

The date of this proxy statement is June 13, 2007.

USE OF CERTAIN TERMS

As used in this document, the following terms have the meaning given:

“Columbia” refers to Columbia Banking System, Inc., a Washington corporation.

“Columbia State Bank” refers to Columbia State Bank, a Washington state-chartered banking subsidiary of Columbia.

“merger agreement” as referred to in this document means the Plan and Agreement of Merger, dated as of March 28, 2007, as amended May 18, 2007, among Columbia, Columbia State Bank, Town Center and Town Center Bank. The merger agreement, as amended is attached to this document as Appendix A.

“Town Center” refers to Town Center Bancorp, an Oregon corporation.

“Town Center Bank” refers to Town Center Bank, an Oregon state-chartered banking subsidiary of Town Center.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Because the market price of Columbia common stock may fluctuate, you cannot be sure of the value of the shares of Columbia common stock that you will receive.

Although the number of shares of Columbia common stock that will constitute the stock portion of each “unit” that will be exchanged for a share of Town Center stock is fixed (at 0.3391 shares, subject to adjustment in certain circumstances), at the time of the Town Center special meeting, you will not be able to determine the value of Columbia common stock you would receive upon completion of the merger.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Columbia and Town Center have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of Town Center or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause Town Center to lose customers or cause customers to take their deposits and loans out of Town Center.

Unanticipated costs relating to the merger could reduce Columbia’s future earnings per share.

Columbia believes that it has reasonably estimated the likely costs of integrating the operations of Town Center into Columbia, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Columbia after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Columbia’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Columbia may face challenges in integrating the operations of two institutions at approximately the same time.

The risk factors above, relating to possible difficulties and unanticipated costs associated with integrating Town Center’s operations into those of Columbia, may be increased due to Columbia’s planned acquisition of Mountain Bank Holding Company (see “Summary—Summary Information About the Parties and the Transaction—Recent Developments”) at approximately the same time as the closing of the Town Center transaction. Columbia has never acquired two separate financial institutions at the same time, and the concurrent nature of these transactions may result in unanticipated difficulties and expenses.

Columbia may grow through future acquisitions, which could adversely affect net income, cash flow, and cause dilution of per-share book value and earnings.

Columbia has historically grown in part through acquisitions of other financial institutions and assets, and anticipates that it will engage in selected acquisitions in the future. In this regard, as noted above, Columbia has entered into a merger agreement with Mountain Bank Holding Company. There are risks associated with

Columbia’s acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Columbia, and being unable to profitably deploy funds acquired in an acquisition.

Columbia may issue capital stock in connection with future acquisitions, which could have a dilutive effect on per-share book value, per-share earnings, and the percentage ownership of current shareholders.

Columbia has various anti-takeover measures that could impede a takeover of Columbia.

Columbia has various anti-takeover measures in place, including various charter provisions providing for, among other things, preferred stock, super majority approval of certain business transactions, and consideration of non-monetary factors in evaluating a takeover offer. Any one or more of these measures may impede the takeover of Columbia without the approval of the Columbia board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Columbia common stock. See “Comparison of Certain Rights of Holders of Columbia and Town Center Common Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Columbia’s and Town Center’s managements, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Columbia’s and Town Center’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	Town Center’s business may not be integrated into Columbia’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	the concurrent integration of the operations of Town Center and Mountain Bank Holding Company may exacerbate the risks otherwise associated with acquisitions, such as those described above;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Columbia’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Columbia or Town Center or any person acting on behalf of Columbia or Town Center are expressly qualified in their entirety by the cautionary statements above. Neither Columbia nor Town Center undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF COLUMBIA

The historical financial statements of Columbia, including the notes thereto, in documents incorporated by reference in this proxy statement prospectus. See “Where You Can Find More Information About Columbia.” The historical consolidated financial data for each of the five fiscal years ended December 31, 2006, is derived from audited consolidated financial statements of Columbia. Columbia acquired Bank of Astoria on October 1, 2004; the acquired bank’s results of operations are included in Columbia’s results beginning that date. The information as of and for the three months ended March 31, 2007 and 2006, is derived from Columbia’s unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Columbia’s management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
			(dollars in thousands, except per share amounts)
For the Period
Total revenue	$30,880	$30,279	$122,435	$115,698	$94,187	$86,651	$84,339
Net interest income	$24,703	$24,306	$97,763	$90,912	$71,943	$63,867	$64,289
Provision for loan and lease losses	$638	$215	$2,065	$1,520	$995	$2,850	$15,780
Noninterest income	$6,177	$5,973	$24,672	$24,786	$22,244	$22,784	$20,050
Noninterest expense	$20,402	$18,340	$76,134	$72,855	$61,326	$55,960	$53,653
Net income	$7,283	$8,188	$32,103	$29,631	$22,513	$19,522	$10,885
Per Share
Net Income (Basic)	$0.45	$0.52	$2.01	$1.89	$1.55	$1.39	$0.79
Net Income (Diluted)	$0.45	$0.51	$1.99	$1.87	$1.52	$1.37	$0.78
Book Value	$16.17	$14.47	$15.71	$14.29	$13.03	$10.66	$9.48
Averages
Total Assets	$2,586,025	$2,388,680	$2,473,404	$2,290,746	$1,919,134	$1,696,417	$1,601,061
Interest-earning assets	$2,392,372	$2,190,872	$2,265,393	$2,102,513	$1,769,470	$1,544,869	$1,454,714
Loans	$1,765,692	$1,567,615	$1,629,616	$1,494,567	$1,186,506	$1,128,941	$1,183,922
Securities	$597,952	$619,428	$623,631	$605,395	$552,742	$401,594	$246,995
Deposits	$2,001,136	$1,955,851	$1,976,448	$1,923,778	$1,690,513	$1,483,173	$1,360,968
Core deposits	$1,444,210	$1,425,442	$1,433,395	$1,423,862	$1,238,536	$1,017,126	$885,008
Shareholders’ equity	$256,292	$231,080	$237,843	$214,612	$169,414	$141,129	$124,096
Financial Ratios
Net interest margin	4.37%	4.65%	4.49%	4.44%	4.19%	4.23%	4.50%
Return on average assets	1.14%	1.39%	1.30%	1.29%	1.17%	1.15%	0.68%
Return on average equity	11.52%	14.37%	13.50%	13.81%	13.29%	13.83%	8.77%
Return on average tangible equity(1)	13.38%	17.0%	15.88%	16.63%	14.02%	13.83%	8.77%
Average equity to average assets	9.91%	9.67%	9.62%	9.37%	8.83%	8.32%	7.75%

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
			(dollars in thousands, except per share amounts)
At Period End
Total assets	$2,676,204	$2,460,453	$2,553,131	$2,377,322	$2,176,730	$1,744,347	$1,699,613
Loans	$1,833,852	$1,595,262	$1,708,962	$1,564,704	$1,359,743	$1,078,302	$1,175,853
Allowance for loan and lease losses	$20,819	$20,691	$20,182	$20,829	$19,881	$20,261	$19,171
Securities	$599,306	$634,620	$605,133	$585,332	$642,759	$523,864	$337,412
Deposits	$2,081,026	$1,990,363	$2,023,351	$2,005,489	$1,862,866	$1,544,626	$1,487,153
Core deposits	$1,518,797	$1,455,390	$1,473,701	$1,478,090	$1,381,073	$1,098,237	$980,709
Shareholders’ equity	$261,329	$231,137	$252,347	$226,242	$203,154	$150,372	$132,384
Full-time equivalent employees			657	651	625	539	525
Banking offices			40	40	39	34	36
Nonperforming assets
Nonaccrual loans	$2,580	$5,115	$2,414	$4,733	$8,222	$13,255	$16,918
Restructured loans	806	$1,146	1,066	124	227	—	187
Other personal property owned	—	—	—	—	—	691	916
Real estate owned	—	18	—	18	680	1,452	130

Total nonperforming assets	$3,386	$6,279	$3,480	$4,875	$9,129	$15,398	$18,151

Nonperforming loans to year end loans	0.18%	0.39%	0.20%	0.31%	0.62%	1.23%	1.45%
Nonperforming assets to year end assets	0.13%	0.26%	0.14%	0.21%	0.42%	0.88%	1.07%
Allowance for loan and lease losses to year end loans	1.14%	1.30%	1.18%	1.33%	1.46%	1.88%	1.63%
Allowance for loan and lease losses to nonperforming loans	614.86%	330.47%	579.94%	428.84%	235.31%	152.86%	112.08%
Allowance for loan and lease losses to nonperforming assets	614.86%	329.53%	579.94%	427.26%	217.78%	131.58%	105.62%
Net loan charge-offs	$1 (2)	$353 (2)	$2,712 (3)	$572 (3)	$2,742 (3)	$1,760 (3)	$11,343 (3)
Risk-Based Capital Ratios
Total capital	12.70%	12.93%	13.23%	12.97%	12.99%	14.49%	12.32%
Tier I capital	11.71%	11.83%	12.21%	11.82%	11.75%	13.24%	11.07%
Leverage ratio	9.84%	9.57%	9.86%	9.54%	8.99%	10.03%	9.18%

(1)	Annualized net income, excluding core deposit intangible amortization, divided by average daily shareholders’ equity, excluding average goodwill and average core deposit intangible asset.
(2)	For the three-month periods indicated.
(3)	For the twelve-month periods indicated.

SELECTED FINANCIAL DATA OF TOWN CENTER

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
			(dollars in thousands, except per share amounts)
Operating Results
Interest income	$2,819	$2,329	$10,545	$7,865	$5,523	$4,085	$3,023
Interest expense	1,181	797	3,871	2,582	1,536	1,079	996

Net interest income	1,638	1,532	6,674	5,283	3,987	3,006	2,027
Provision for loan and lease losses	—	100	285	300	145	234	45
Noninterest income	226	208	958	1,344	2,099	2,405	741
Noninterest expense	1,049	923	4,040	4,294	4,554	3,737	1,909
Merger expense	5	—	—	—	—	—	—
Income before income taxes	810	717	3,307	2,033	1,387	1,440	814
Provision for income taxes	289	267	1,225	772	516	518	276
Net income	$521	$450	$2,082	$1,261	$871	$922	$538
Per Share Data
Earnings per common share—basic	$0.26	$0.23	$1.04	$0.72	$0.53	$0.57	$0.34
Earnings per common share—diluted	$0.25	$0.22	$0.99	$0.69	$0.49	$0.53	$0.33
Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	—
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Book value per common share at end of period	$6.62	$5.54	$6.37	$4.93	$4.30	$3.83	$3.30
Financial Ratios
Return on average equity	15.97%	17.71%	18.11%	15.83%	13.00%	16.06%	10.75%
Return on average assets	1.57%	1.56%	1.68%	1.18%	1.06%	1.55%	1.27%
Net interest margin*	5.32%	5.55%	5.69%	5.23%	5.18%	5.34%	5.26%
Balance Sheet Data at Period End
Loans and leases (excluding loans held-for-sale)	$105,357	$101,170	$108,259	$94,427	$78,643	$56,161	$37,075
Allowance for loan and lease losses	$1,173	$1,032	$1,173	$952	$747	$611	$440
Allowance as percentage of loans	1.11%	1.02%	1.08%	1.01%	0.95%	1.09%	1.19%
Total assets	$135,075	$119,362	$133,404	$115,872	$95,926	$71,043	$46,957
Total deposits	$105,122	$95,614	$103,159	$94,506	$79,309	$58,456	$38,002
Junior subordinated debentures	$3,093	$3,093	$3,093	$3,093	$3,093	$—	$—
Long term debt	$8,000	$4,000	$8,000	$4,000	$5,000	$5,500	$2,525
Total shareholders’ equity	$13,626	$11,136	$12,879	$8,791	$7,219	$6,171	$5,317
* Fully tax-equivalent basis

Weighted average shares—basic	2,036,640	1,937,630	2,008,333	1,747,497	1,650,009	1,610,489	1,592,446
Weighted average shares—diluted	2,123,619	2,025,080	2,107,285	1,838,802	1,793,407	1,728,802	1,627,430
Average equity	$13,227	$10,317	$11,500	$7,963	$6,695	$5,744	$5,005
Average assets	$134,697	$116,935	$124,105	$106,900	$81,930	$59,451	$42,470
Average earning assets	$127,623	$110,483	$117,293	$101,013	$76,969	$56,292	$38,536

Shares at EOP	2,057,305	2,009,922	2,021,018	1,782,772	1,677,278	1,611,955	1,610,507

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Columbia Common Stock

Columbia common stock is quoted on The NASDAQ Global Market under the symbol “COLB.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Columbia common stock as reported on The NASDAQ Global Market, and

•	dividends per share on Columbia common stock.

	High	Low	Cash Dividends Declared
2005
First quarter	$25.83	$22.66	$0.07
Second quarter	$25.30	$22.57	$0.09
Third quarter	$28.84	$22.67	$0.11
Fourth quarter	$29.98	$24.51	$0.12
2006
First quarter	$35.49	$27.99	$0.13
Second quarter	$37.39	$31.75	$0.14
Third quarter	$36.67	$29.91	$0.15
Fourth quarter	$36.20	$30.90	$0.15
2007
First quarter	$35.96	$32.36	$0.15
Second quarter (through June 12, 2007)	$34.00	$29.07	$0.17

At June 12, 2007, the 16,164,549 outstanding shares of Columbia common stock were held by approximately 1,391 holders of record.

The payment of future dividends is at the discretion of the Columbia board and is subject to a number of factors, including results of operations, general business conditions, growth, financial condition, and other factors deemed relevant by the Columbia board. Columbia’s ability to pay dividends is also subject to certain regulatory requirements and restrictions.

Town Center Common Stock

Town Center commons stock trades on the OTC Bulletin Board service of the Nasdaq Stock Market under the symbol “TWBC.” There are seven broker-dealers making a market in Town Center stock. The following table sets forth information concerning the stock of Town Center.

	High	Low	Cash Dividends Declared
2005
First quarter	$12.50	$8.64	$—
Second quarter	$9.50	$7.73	$—
Third quarter	$9.87	$8.18	$—
Fourth quarter	$11.00	$8.18	$—
2006
First quarter	$11.75	$9.09	$—
Second quarter	$13.37	$10.45	$—
Third quarter	$17.00	$13.00	$—
Fourth quarter	$16.40	$13.25	$—
2007
First quarter	$20.30	$14.00	$—
Second quarter (through June 12, 2007)	$20.25	$18.70	$—

At June 13, 2007, the 2,067,257 outstanding shares of Town Center common stock were held by approximately 245 holders of record.

TOWN CENTER SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The Town Center special meeting of shareholders will be held on Tuesday, July 17, 2007, at 3:00 p.m. local time, at the Monarch Hotel and Conference Center, 12566 SE 93rd Avenue, Clackamas, Oregon.

Purpose

At the special meeting, Town Center shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit additional proxies.

Record Date; Shares Outstanding and Entitled to Vote

The Town Center board of directors has fixed June 13, 2007 as the record date for determining the holders of shares of Town Center common stock entitled to notice of and to vote at the special meeting. At the close of business on June 13, 2007, there were 2,067,257 shares of common stock issued and outstanding, held by approximately 245 holders of record. Holders of record of Town Center common stock on the record date are entitled to one vote per share.

Each of the directors and executive officers of Town Center has agreed to vote all shares held or controlled by him or her in favor of approval of the merger. A total of 608,955 outstanding shares, or 29.46% of the outstanding shares of Town Center common stock, are covered by the voting agreement. See “The Merger—Voting Agreement.”

Vote Required

The affirmative vote of the holders of at least a majority of the shares of Town Center’s outstanding common stock is required to approve the merger. At least fifty percent (50%) of the total outstanding shares of Town Center common stock must be present, either in person or by proxy, to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominee does not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger is approved by the holders of Town Center common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against the merger.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, the shares represented by such proxy will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Town Center;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

If you intend to change your vote or otherwise vote in person and your shares are held in the name of a broker or other nominee, you should contact your broker or nominee for further instructions.

Town Center is soliciting proxies for the special meeting on behalf of the Town Center board of directors. Town Center will bear the cost of soliciting proxies from its shareholders. In addition to using the mails, Town Center may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Town Center does not expect to pay any compensation for the solicitation of proxies. However, Town Center will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Possible Adjournment of the Meeting

As described under “Vote Required,” approval of the merger requires the affirmative vote of at least a majority of the shares of Town Center’s outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger, or if a quorum is not present, Town Center may propose to adjourn or postpone the meeting to permit further solicitation of proxies. The persons appointed as proxies in the form accompanying this document are authorized to vote for such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger. Adjournment or postponement of the meeting, if proposed, requires the affirmative vote of a majority of the votes represented at the special meeting, whether or not a quorum exists.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

For the past several years, the board of directors of Town Center had agreed upon a strategic vision of growing a profitable company as a locally owned and directed organization. Although the board of directors’ desire was to remain independent, the board also agreed to consider potential acquisitions or mergers if the strategic value of the combined entities would be substantially enhanced.

In early December 2006, Bruce Bryant, President and Chief Executive Officer of Town Center, was contacted by Robert Rogowski, Managing Director of McAdams Wright Ragen, Inc. (“McAdams Wright”) and was asked to attend an introductory meeting with representatives of Columbia.

On December 11, 2006, Melanie Dressel, Columbia’s Chief Executive Officer, met with Bruce Bryant for the first time to become acquainted and to discuss in a preliminary manner whether to pursue further discussions concerning their respective businesses. On December 12, 2006, McAdams Wright met with the Executive Committee of the Town Center board of directors to discuss a potential merger with various potential acquirers. The Executive Committee was given an analysis of six potential acquirers, including calculations of the effect on earnings and expected purchase prices for all of the outstanding capital stock of Town Center. The Executive Committee reiterated the board of directors’ strategic vision of remaining independent and indicate that they were not in favor of seeking out a potential merger with various potential acquirers. However, after discussion of Columbia’s initial expression of its interest in developing a strategic partnership, the Executive Committee authorized Mr. Bryant to continue to develop information.

On January 17, 2007, representatives of management of Columbia and Town Center met in Portland, Oregon to discuss the complementary aspects of their respective institutions and the possibility of pursuing a mutually beneficial transaction. At that meeting, Columbia and Town Center executed confidentiality agreements that would permit the sharing of additional information about their respective businesses. Following that meeting on the same date, Town Center entered into a letter agreement retaining McAdams Wright to represent Town Center in conducting due diligence, negotiating a definitive agreement with Columbia and to provide a fairness opinion in connection with a possible merger with Columbia.

On February 12, 2007, the Executive Committee of Columbia met with Graham & Dunn PC, Columbia’s legal counsel, a representative of D. A. Davidson & Co., Columbia’s financial advisor, and members of Columbia’s management to discuss the possible terms of a proposal to acquire Town Center. The Executive Committee agreed to a proposal, reflected in a term sheet, and authorized the submission of the proposal to Town Center for its consideration.

On February 15, 2007, McAdams Wright presented to the Executive Committee of the Town Center board of directors the proposal by Columbia to acquire all of the outstanding shares and stock options of Town Center for an aggregate purchase price of approximately $42.0 million. At that meeting, the Executive Committee discussed the merits of a possible merger with Columbia, including the respective business philosophies of the two institutions, and the effects on employees, customers and shareholders of Town Center. The Executive Committee also discussed possible alternative merger candidates without determining to pursue any of such alternatives.

Between February 15, 2007 and March 1, 2007, the parties held multiple discussions regarding the terms of a possible merger, and on March 1, 2007, following approval by Columbia’s Executive Committee, Columbia provided McAdams Wright with a revised proposal for consideration by Town Center.

At a meeting of the full board of directors of Town Center held on March 2, 2007, McAdams Wright presented the revised proposal by Columbia for an aggregate purchase price of approximately $45.0 million. The board discussed the proposal and the benefits of a merger with Columbia or other potential acquirers, including the potential effect of such a transaction on employees, customers and shareholders of Town Center.

On March 5, 2007, representatives of Columbia and Town Center management considered additional terms of a possible merger as set forth in a revised term sheet. Upon agreement to the general terms of a possible merger, representatives of Columbia commenced due diligence review of Town Center on March 13 and 14, 2007. On March 15, 2007, Bruce Bryant and Melanie Dressel held separate meetings with their respective legal and financial advisors to discuss and finalize the material terms of a definitive merger agreement. The following day, representatives of Town Center conducted a due diligence review of Columbia.

Over the next two weeks, Columbia and Town Center, with assistance from their respective legal counsel and financial advisors, completed negotiations of the terms of a definitive merger agreement and the ancillary agreements to be entered into by Town Center directors and senior officers with Columbia relating to voting and non-competition covenants.

On March 26, 2007, at a special meeting of the board of directors of Town Center, a partner of Foster Pepper LLP, Town Center’s legal counsel and McAdams Wright, made presentations regarding the definitive merger agreement and related agreements. Foster Pepper LLP discussed with the directors the material terms of the definitive agreement, and advised the directors as to their fiduciary duties in connection with considering and voting on the proposed merger. McAdams Wright reviewed its report on the financial analysis of the proposed merger, providing comparisons of the merger with similar transactions in the Pacific Northwest using various financial metrics and analytical methodologies. Following the meeting, representatives of Columbia’s senior management met with the Town Center directors and executive officers to answer questions.

On March 28, 2007, the board of directors of Town Center met again to review with legal counsel and McAdams Wright any further questions or issues. The board of directors then voted unanimously to approve the merger.

On March 28, 2007, the board of directors of Columbia met to consider and approve the merger. Graham & Dunn PC, made presentations regarding directors’ fiduciary duties, the results of legal due diligence review of Town Center, and the material terms of the merger agreement. A representative of D. A. Davidson & Co. discussed with the directors the financial aspects of the proposed transaction. After these presentations and a discussion of the merger, the Columbia board of directors unanimously approved the merger.

Following the Columbia board of directors meeting, the parties jointly issued a press release announcing the merger.

Reasons for the Merger—Columbia

At its regular meeting held on March 28, 2007, Columbia’s board of directors determined that the merger was in the best interests of Columbia and its shareholders. In reaching its determination, the board consulted with D.A. Davidson regarding the financial impact of the merger and with Columbia’s management and Graham & Dunn regarding the terms of the merger agreement, and considered a number of factors. Listed below are the material considerations Columbia’s directors took into account in arriving at their decision:

•	Town Center Bank’s financial performance and credit quality;

•	Anticipated revenue enhancements, cost savings, and merger-related expenses associated with combining operations;

•	The opportunity to enter the Portland, Oregon market and increase Columbia’s market presence in Oregon generally;

•	The potential to expand Town Center’s customer base through a broader geographic presence and higher lending limits;

•	The similar cultures of both companies, including their focus on community banking and a shared commitment to community involvement;

•	Continuity of key employees, as well as continued involvement of Town Center’s directors on an advisory board.

The foregoing list is not intended to be exhaustive, but represents the material factors considered by the Columbia board. The board did not assign any specific or relative weight to the factors listed above. After evaluating the anticipated impact of the merger with Town Center on Columbia and its shareholders, customers and employees, including the time and effort required of management to assimilate both Town Center and Mountain Bank Holding Company concurrently, Columbia’s board concluded that the benefits to Columbia and its constituencies anticipated from the merger would likely outweigh any disadvantages.

Reasons for the Merger—Town Center

In the course of reaching its decision to approve the merger, the Town Center board of directors consulted with McAdams Wright Ragen, its financial advisor, and Foster Pepper LLP, its legal counsel. In reaching its final determination, Town Center’s board of directors considered a number of factors including, without limitation, the following:

•	the terms of the merger agreement and the form of the consideration, and the historical trading ranges for Columbia common stock;

•

the alternatives of Town Center’s continuing as an independent community bank or combining with other potential merger partners versus the determination that the merger with Columbia presented the best opportunity for maximizing shareholder value and serving the banking needs of the communities in which Town Center operates;

•	information concerning Columbia’s financial condition and results of operations as well as the likelihood that Columbia would be able to obtain regulatory approval for the merger;

•

the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by Columbia;

•	the opinion of McAdams Wright Ragen that the consideration to be received by Town Center’s shareholders in the merger is fair from a financial point of view;

•	Columbia’s operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with Town Center’s philosophy;

•

the expectation that Town Center shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Columbia common stock;

•	the cash dividends that Columbia has historically paid on its common stock;

•	the effects of the regulatory and market pressures facing Town Center and community banks generally and Town Center’s prospects as an independent bank;

•

the determination that a business combination with Columbia would increase Town Center’s lending capabilities and increase the range of financial products and services available to Town Center’s customers;

•	the broad experience of Columbia’s management team and its particular experience in managing regional banking units with an emphasis on local decision making and authority;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

•	that the “break-up” fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between Town Center and third parties;

•

the possible disruption to Town Center’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Town Center’s business; and

•

the restrictions contained in the merger agreement on the operation of Town Center’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Town Center contained in the merger agreement.

The foregoing discussion of the information and factors considered by the Town Center board of directors is not intended to be exhaustive. In reaching its determination to approve and recommend the transaction, the Town Center board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the factors considered in reaching that determination. Individual directors may have given differing weights to different factors. After deliberating with respect to the merger transaction with Columbia, the Town Center board of directors unanimously approved and adopted the merger agreement and the merger with Columbia as being in the best interests of Town Center and its shareholders.

Opinion of Financial Advisor to Town Center

McAdams Wright Ragen, Inc. (“McAdams Wright”), Town Center’s financial advisor, has delivered a written opinion to the Town Center Board to the effect that, as of the date of this proxy statement/prospectus, the consideration to be received by Town Center common shareholders pursuant to the terms of the merger agreement is fair to the Town Center shareholders from a financial point of view. Columbia and Town Center determined the purchase price of $20.85 for each Town Center share through negotiations. Based on the number of shares and options outstanding for Town Center as of June 13, 2007 and the 10-day average of the closing stock price of Columbia, the purchase price is $19.56. The McAdams Wright opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any Town Center shareholder as to how such shareholder should vote at the special meeting.

Town Center retained McAdams Wright as its exclusive financial advisor pursuant to an engagement letter dated January 17, 2007 in connection with the merger. McAdams Wright is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Town Center board selected McAdams Wright to act as Town Center’s exclusive financial advisor based on McAdams Wright’s experience in mergers and acquisitions and in securities valuation generally.

On March 28, 2007, McAdams Wright issued its opinion to the Town Center board that, in its opinion as investment bankers, the terms of the merger as provided in the merger agreement are fair, from a financial point of view, to Town Center and its shareholders. The full text of the updated McAdams Wright opinion letter, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Appendix C. The summary of the McAdams Wright opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. We urge you to read the entire McAdams Wright opinion letter.

In rendering its opinion to Town Center, McAdams Wright reviewed, among other things, historical financial data of Columbia, certain internal financial data and assumptions of Columbia prepared for financial planning and budgeting purposes furnished by the management of Columbia and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. McAdams

Wright discussed with the management of Columbia the financial condition, current operating results, and business outlook for Columbia. McAdams Wright also reviewed certain publicly available information concerning Town Center and certain financial and securities data of Town Center. McAdams Wright discussed with Town Center’s management the financial condition, the current operating results, and business outlook for Town Center and Town Center’s plans relating to Columbia. In rendering its opinion, McAdams Wright relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Columbia or Town Center nor was it furnished any such appraisals. Town Center did not impose any limitations on the scope of the McAdams Wright investigation in arriving at its opinion.

McAdams Wright analyzed the total purchase price on a fair market value basis using standard evaluation techniques (as discussed below) including the market approach (or comparable merger multiples), the income approach (or net present value analysis), relative contribution analysis and the cost approach (or net asset value analysis) based on certain assumptions of projected growth of earnings and dividends, and a range of discount rates from 16% to 18%.

The Cost Approach is the net asset value or the net equity of a bank, including adjustments for every kind of property on the balance sheet that can be valued. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best evaluation approach when valuing a going concern because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data); it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among Town Center’s assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by McAdams Wright to the net asset value approach to valuation.

Market Value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weighting than the cost approach and similar weight as the investment value approach as discussed below.

McAdams Wright maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Washington, Idaho, Montana and Oregon banking institutions, during 2003 through March 2007. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of Town Center, McAdams Wright has considered the market approach and has evaluated price to stockholders’ equity and price to earnings multiples and the price to total assets percentage for three samples; sample one is thirty-four Washington, Idaho, Montana and Oregon bank transactions occurring in 2003-2007, and sample two is twenty-one Western Washington and Western Oregon transactions occurring in 2003-2007. Sample three is thirteen banks along the Interstate 5 corridor in Western Washington and Western Oregon with total assets below $500 million that announced mergers in the period of 2003 through March 2007.

Comparable Sales Multiples. McAdams Wright calculated the estimated purchase price per share for these three samples for each purchase price ratio using the appropriate Town Center financial data for the expected effective date. This simplification enables direct comparisons between the proposed Town Center-Columbia transaction and the results of the three samples. Then the $20.85 price per share for the proposed Town Center- Columbia transaction is based on a 10-day trading average for Columbia closing stock prices prior to March 23, 2007 and compared to these estimated purchase prices per share for the three samples. The update of this fairness opinion has a 10-day average from May 29, 2007 through June 11, 2007 and results in a price per share of $19.56. The results are shown below:

Sample One-34 Transactions		Sample Two-21 Transactions
Financial Ratio	Price per share	Financial Ratio	Price per share
Price to Book Value	$14.00	Price to Book Value	$14.48
Price to Earnings	$19.52	Price to Earnings	$20.07
Price to Total Assets	$13.44	Price to Total Assets	$14.96

Sample Three-13 Transactions
Financial Ratio	Price per share
Price to Book Value	$14.66
Price to Earnings	$20.18
Price to Total Assets	$14.96

The results for sample one reflect data on all Northwest-based bank and thrift transactions for 2003-2007. The proposed purchase price of $19.56 is above the purchase price per share calculated from the median price to book value ratio and the median price to total assets ratio; $19.56 is below the median price to earnings ratio for two of the three sample sets and slightly above the third sample set. Overall, these results provide an indication of fairness.

Relative Contribution Analysis involves certain historical and estimated financial information for Town Center and Columbia and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company.

Percentage of Combined	COLB	TWBC
Trailing 12 Months Net Income	93.9%	6.1%
Total Assets at 12-31-06	95.0%	5.0%
Total Deposits at 12-31-06	95.1%	4.9%
Stockholders’ Equity at 12-31-06	95.1%	4.9%

The proposed transaction has Town Center shareholders receiving 7.4% of Columbia’s market capitalization based on the Columbia stock price at March 22, 2007. The percentage of stockholders’ equity of 4.9% compares favorably with 7.4% and offsets the higher net income percentage of 7.3%. Using the 6.1% result to calculate a price per share value for Town Center, the value is $16.77 per share, a price that is lower than the $19.56 that Columbia is offering Town Center shareholders.

Earnings Per Share Accretion Analysis is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2007 calculations for Town Center and Columbia, estimates of the revenue enhancement and cost reductions that can reasonably be attained, information all provided by the management of Town Center and Columbia, the comparison of stand-alone earnings per share and adjusted earnings per share shows that the adjusted earnings per share is $0.012 to $0.037 higher than the expected earnings per share depending upon the assumptions made. A calculation of 1% accretion to earnings per share yields a total amount of $42,750,000 (or a price per share of $19.61). The proposed purchase price of $19.56 compares favorably with $19.61.

The Income Approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.

Net Present Value Analysis. The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years, using Town Center’s estimates of future growth and an appropriate capitalization or discount rate. McAdams Wright’s calculations were based on an analysis of the banking industry, Town Center’s earnings estimates for 2007-2011, historical levels of growth and earnings, and the competitive situation in the market area of Town Center. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “Net Present Value of Future Earnings” provided a range of $19.93 to $21.45 per share. The proposed purchase price of $19.56 falls slightly below this range, providing another indicator of fairness.

When the cost, market value, relative contribution, earnings per share accretion and income approaches are subjectively weighed, using the appraiser’s experience and judgment, it is McAdams Wright’s opinion that the proposed transaction is fair, from a financial point of view to Town Center shareholders.

Pursuant to the terms of the Engagement Letter, Town Center has agreed to pay McAdams Wright a fee of $25,000 for this fairness opinion and a completion fee that is contingent on the value of the Columbia stock price, which would be $330,377 if calculated based on Columbia stock price of June 11, 2007. During the two years preceding the date of the Engagement Letter, McAdams Wright had one other contractual relationship with Town Center in which McAdams Wright provided a minority interest valuation to Town Center as of October 31, 2005. In addition, Town Center has agreed to reimburse McAdams Wright for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify McAdams Wright against certain liabilities.

Recommendation of the Town Center Board

The board of directors of Town Center has concluded that the proposed merger as described in the merger agreement is in the best interests of Town Center and its shareholders. The board of directors believes that the present banking climate offers an opportune time for shareholders of Town Center to exchange their shares for Columbia common stock and cash at an attractive price. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of Town Center vote “FOR” the approval of the merger.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement was originally executed as of March 28, 2007. The parties subsequently amended the merger agreement, effective as of May 18, 2007, to revise certain provisions relating to the manner in which merger consideration is calculated in the event that the Columbia Average Closing Price is above a specified amount, in order to reflect the original intention of the parties. The merger agreement, as amended, is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of Town Center with and into Columbia, immediately followed by the merger of Town Center Bank with and into Columbia State Bank with Columbia State Bank being the resulting bank, continuing as a wholly owned subsidiary of Columbia.

In the merger, Town Center shareholders will receive a combination of Columbia common stock and cash for their Town Center common stock, as described below.

While Columbia and Town Center believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “—Conditions to the Merger” and “—Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of Town Center common stock outstanding at the effective date will be converted into the right to receive cash in the amount of $9.382 and 0.3391 share of Columbia common stock.

The merger consideration was established using $33.82 as the initial price of Columbia common stock, such that the preliminary total merger consideration was set at $20.85 per share of Town Center common stock. The value of the total merger consideration is, and will continue to be, subject to fluctuation in the market price of Columbia common stock, and is further subject to adjustment as discussed below.

The merger consideration is subject to adjustment if the “Columbia Average Closing Price” (defined in the merger agreement as the average of the daily closing prices of Columbia stock on the Nasdaq Stock Market reporting system during a 10 trading-day period ending on the fifth business day prior to the closing of the merger) is greater than $38.05, or less than $29.59.

If the Columbia Average Closing Price is above $38.05, Columbia may reduce the fraction of a share of Columbia common stock paid for each share of Town Center common stock such that the value of the stock portion of the merger consideration is equal to $12.903, with the result that the total merger consideration would be equal to $22.285 per share of Town Center common stock.

If the Columbia Average Closing Price is below $29.59, and the difference between the Average Closing Price and $33.82 is 12.5 percentage points greater than any decline in a specified index of stock prices of similar Northwest financial institutions, then Columbia may increase the cash and/or stock portions of the merger consideration such that the value of the total merger consideration is at least equal to what it would have been had the Columbia Average Closing Price not declined by more than 12.5 percentage points more than the decline in the index. In such event, the total merger consideration would be no more than $19.416. Further, if the decline in the Columbia Average Closing Price does not exceed the decline, if any, of the index, the total merger consideration could be less than $19.416 per share of Town Center common stock.

If Columbia reduces the stock portion of the merger consideration because the Columbia Average Closing Price is above $38.05, or does not increase the cash and/or stock portions of the merger consideration under the circumstances described in the preceding paragraph, Town Center has the right, but not the obligation, to terminate the merger agreement. See “Termination of the Merger Agreement.”

Exchange of Shares for Merger Consideration

Following the closing of the merger, Columbia’s exchange agent will send a letter of transmittal to each person who was a Town Center shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Town Center common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

All shares of Columbia common stock issued to the holders of Town Center common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Town Center stock certificates (or receipts issued in lieu of certificates) for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Columbia common stock into which any of your shares may have been converted. When you surrender your receipts, Columbia will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Town Center of any shares of Town Center common stock. If certificates or receipts representing shares of Town Center common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Town Center common stock represented by those certificates or receipts shall have been converted.

If a certificate or receipt for Town Center common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate or receipt by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Columbia in consultation with Town Center, and appropriate and customary identification.

Fractional Shares

No fractional shares of Columbia common stock will be issued to any holder of Town Center common stock in the merger. For each fractional share that would otherwise be issued, Columbia will pay cash in an amount equal to the fraction multiplied by the Columbia Average Closing Price. No interest will be paid or accrued on cash payable in lieu of fractional shares of Columbia common stock.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated by July 31, 2007. Either Columbia or Town Center may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before October 15, 2007.

Federal Income Tax Consequences of the Merger

The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Town Center common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger.

This discussion assumes that the Town Center shareholders hold their shares of Town Center common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Town Center shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders:

•	who do not hold their Town Center common stock as a capital asset within the meaning of Section 1221 of the Code

•	who are financial institutions, mutual funds, dealers in securities or insurance companies;

•	who are tax-exempt organizations;

•	who are S corporations or other pass-through entities;

•	whose shares are qualified small business stock for purposes of section 1202 of the Code

•	who may be subject to the alternative minimum tax provisions of the Code;

•	who received their Town Center common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. or

•	who are subject to foreign taxes,

Consummation of the merger is conditioned upon the receipt by Town Center and Columbia of the opinion of Graham & Dunn PC, counsel to Columbia, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Town Center nor Columbia intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

If upon the consummation of the merger a holder exchanges all of its shares of Town Center common stock for a combination of Columbia common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash, excluding any cash received in lieu of fractional shares, and the fair market value of the Columbia common stock (including any cash received in lieu of fractional shares) received pursuant to the merger over the holder’s adjusted tax basis in its shares of Town Center common stock surrendered) or (2) the amount of cash received pursuant to the merger, excluding any cash received in lieu of fractional shares. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Town Center common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Columbia common stock received by a holder that exchanges its shares of Town Center common stock for a combination of Columbia common stock and cash pursuant to the merger (before reduction for the basis in any fraction shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the shares of Town Center common stock surrendered for Columbia common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Columbia common stock will include the holding period of the shares of Town Center common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Town Center common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Columbia common stock received in the exchange.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Columbia. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Town Center common stock solely for Columbia common stock and Columbia then immediately redeemed (the “deemed redemption”) a portion of the Columbia common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the holder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Columbia stock entitled to vote and (ii) less than 80% of the percentage of Columbia stock the holder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder’s actual and constructive percentage stock ownership of Columbia. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Columbia the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Columbia the holder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a holder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

Cash Received in Lieu of a Fractional Share. Cash received by a holder of Town Center common stock in lieu of a fractional share of Columbia common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Town Center common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Town Center common stock is more than one year.

Dissenting Shareholders. Holders of Town Center common stock who dissent with respect to the merger, as discussed in “Dissenters’ Rights,” and who receive cash in respect of their shares of Town Center common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Columbia after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder’s aggregate tax basis in his or her shares of Town Center common stock. The gain or loss will be long-term capital gain or loss if the shares of Town Center were held for more than one year.

Backup Withholding. Non-corporate shareholders of Town Center may be subject to information reporting and backup withholding on any cash payments they receive. Town Center shareholders will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number and certify under penalty of perjury that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements. Shareholders who receive Columbia common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder’s federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Town Center shareholders will be responsible for the preparation of their own tax returns.

Graham & Dunn PC has delivered an opinion to the foregoing effect to Columbia and Town Center. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Columbia and Town Center to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

An opinion of counsel only represents counsel’s best legal judgment and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither Town Center nor Columbia has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

The foregoing is a general summary of the material federal income tax consequences of the merger to Town Center shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which is described above. Because the tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each Town Center shareholder is urged to consult its own tax advisor regarding its specific tax situation and status, including the specific application of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

Voting Agreement

The directors and executive officers of Town Center have entered into a Voting Agreement, dated as of March 28, 2007. In the Voting Agreement, each director and executive officer agrees, among other things, to vote the shares of Town Center common stock that he or she owns or controls the voting of in favor of the merger. The directors who have entered into this Voting Agreement are entitled to vote a total of 608,955 outstanding shares of Town Center common stock, which is 29.46% of the total Town Center shares outstanding.

Dissenters’ Rights of Appraisal

Shareholders who dissent from a proposed bank merger are entitled to receive the fair value of their shares under Oregon Revised Statutes (“ORS”) 60.554 through 60.594. A copy of these statutes is attached as Appendix B.

To perfect dissenters’ rights, a shareholder must send or deliver a notice of dissent to Town Center, prior to the vote on the merger at the special meeting. Additionally, such shareholder may not vote in favor of the merger.

A shareholder may only dissent with respect to all of the shareholder’s shares, except that a shareholder holding shares beneficially owned by another person may assert dissenters’ rights as to fewer than all of the Town Center shares registered in such shareholder’s name only if such shareholder dissents with respect to all shares beneficially owned by any one person and notifies Town Center in writing of the name and address of each person on whose behalf the shareholders asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if (i) the beneficial owner submits to Town Center the record holder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, and (ii) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has the power to direct the vote.

If the merger is approved, Town Center will deliver a written dissenters’ notice to all shareholders who have satisfied the requirements described above. The notice will be sent no later than 10 days after the special shareholders meeting and will, among other things, state where the payment demand shall be sent (and where and when stock certificates shall be deposited) and supply a form for demanding payment. The form will include the date of the first announcement of the terms of the merger and will require certification as to whether on not the dissenting shareholder acquired beneficial ownership before that date. The dissenters’ notice will also set a date by which Town Center must receive the payment demand.

A shareholder receiving a dissenters’ notice must demand payment, certify whether or not he or she acquired beneficial ownership of the shares before the date set forth in the notice, and deposit stock certificates or receipts in accordance with the terms of the notice. A shareholder who does not properly and timely satisfy these requirements will not be entitled to payment for his or her shares under the dissenters’ rights statutes and will instead receive the merger consideration.

Upon its receipt of a proper and timely payment demand, Town Center will pay to each dissenting shareholder the amount that Town Center estimates to be the fair value of such shareholder’s shares, plus accrued interest. The payment will be accompanied by, among other things, a copy of Town Center’s balance sheet and income statement, a statement of the estimate of the fair value of the shares, an explanation of how interest was calculated, and a copy of the applicable provisions of the ORS.

Town Center may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice. If Town Center elects to do so, it will estimate the fair value of the shares plus accrued interest and will pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand.

A dissenting shareholder may notify Town Center in writing as to the dissenting shareholder’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate, or reject Town Center’s offer and demand payment of the dissenter’s estimate of the fair value and interest due, under certain conditions specific in ORS 60.587.

If a demand for payment remains unsettled, Town Center will commence a proceeding, within 60 days after receiving the dissenting shareholder’s payment demand, and petition the court to determine the fair value of the shares and accrued interest.

In view of the complexity of ORS 60.551 through 60.594 and the requirement that shareholders must strictly comply with these provisions, shareholders of Town Center who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The failure of a Town Center shareholder to comply strictly with the Oregon statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as

Appendix B. You are urged to refer to the appendix for a complete statement concerning dissenters’ rights. The foregoing summary of such rights is qualified in its entirety by reference to that appendix.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Columbia and Town Center, are as follows:

•	approval of the merger by Town Center shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party with all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	Columbia’s and Town Center’s receipt of a tax opinion from Graham & Dunn PC; and

•

effectiveness of the registration statement filed with the SEC, required to register the Columbia common stock to be issued to shareholders of Town Center in the merger, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Columbia under the merger agreement are subject to conditions that include the following:

•	That Town Center’s “Tangible Equity Capital” (as defined in the merger agreement) is not less than a specified amount as of the date of closing of the merger; and

•	That Town Center’s merger-related fees (as defined in the merger agreement) have not exceeded $700,000.

Additionally, either Columbia or Town Center may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Columbia or Town Center may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and Town Center shareholder approval). Either Columbia or Town Center may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the Town Center special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment without further approval of Town Center shareholders. However, after shareholder approval, any amendment that would reduce the amount or change the form of consideration Town Center shareholders will receive in the merger would require further Town Center shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Columbia or Town Center to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated by October 15, 2007, then at any time after that date, the board of directors of either Columbia or Town Center may terminate the merger agreement. These provisions do not apply if all regulatory approvals have been obtained prior to October 15, 2007, and the closing has not occurred solely because of an applicable post-approval waiting period. Additionally, Columbia may not terminate the merger agreement on or after October 15, 2007 if Columbia has entered into or announced a transaction in which Columbia would be acquired by a third party and Columbia has delayed closing.

Columbia Average Closing Price Greater than $38.05. If the Columbia Average Closing Price (the average of the daily closing prices of Columbia stock on the NASDAQ Stock Market reporting system during a 10 trading-day period ending on the fifth business day prior to the closing of the merger) is greater than $38.05, Columbia may elect to adjust the stock portion of the merger consideration, such that the stock portion of the merger consideration consists of the number of shares of Columbia stock that equal $12.903 in value, based upon the Columbia Average Closing Price.

If Columbia elects to exercise its right to decrease the stock portion of the merger consideration under these circumstances, Town Center may terminate the merger agreement.

Columbia Average Closing Price Less than $29.59. Town Center may terminate the merger agreement on the business day after the date that the Columbia Average Closing Price is determined, as described below, if both of the following conditions exist:

•	The Columbia Average Closing Price is less than $29.59; and

•	The Columbia Average Closing Price represents a decline of more than 12.5 percentage points relative to the stock prices of an “Index Group” of comparable financial institutions.

The provisions regarding the Columbia Average Closing Price relative to the stock prices of an Index Group of comparable institutions are designed to address a situation in which, although the trading price of Columbia has declined, such decline is attributable at least in part to an overall decline in the stock market (as represented in this case by the performance of the Index Group).

Town Center and Columbia agreed on 12 publicly traded financial institutions to constitute the Index Group, and agreed as to the relative weight to be given to each financial institution. The Index Group comprises the following financial institutions, weighted in the indicated manner:

Company Name	Market Weighting
Sterling Financial Corporation	25.4%
Frontier Financial Corporation	18.4%
Cascade Bancorp	11.7%
City Bank	7.8%
Banner Corporation	8.1%
West Coast Bancorp	7.7%
Horizon Financial Corp.	4.3%
Columbia Bancorp	3.8%
AmericanWest Bancorporation	3.8%
PremierWest Bancorp	3.5%
Cascade Financial Corporation	3.2%
First Mutual Bancshares, Inc.	2.3%

Total	100.0%

In order to compare the performance of Columbia’s stock price against the Index Group, the merger agreement establishes the “Initial Index Price” at $28.59 (the average trading price of the Index Group, determined under the merger agreement, on March 23, 2007). A “Final Index Price” will be determined by calculating the average closing prices of the Index Group over a 10 trading-day period prior to the effective date of the merger, in a manner similar to the manner in which the Columbia Average Closing Price is determined. The difference between the Initial Index Price and the Final Index Price is defined as the “Index Change Ratio.”

If the Columbia Average Closing Price is less than $29.59, the Columbia Average Closing Price will be measured against $33.82, the average closing price of Columbia stock during the 10 trading-day period ended March 23, 2007, to arrive at the “Columbia Change Ratio.” If the Columbia Change Ratio exceeds the Index Change Ratio by more than 12.5 percentage points, Columbia may elect to increase the merger consideration (the stock portion and/or the cash portion, subject to certain constraints) such that the Columbia Change Ratio no longer represents a decrease in excess of 12.5 percentage points relative to the Index Change Ratio. If Columbia does not elect to increase the merger consideration under these circumstances, Town Center may terminate the merger agreement.

If the Columbia Average Closing Price is either (i) higher than $29.59 or (ii) lower than $29.59, but the decline in the price is not at least 12.5 percentage points more than the decline, if any, in the Index Group’s stock price (reflected by the Index Change Ratio), Columbia is not required to provide more consideration to compensate for the Columbia stock’s decline in value.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Town Center shareholders, by mutual consent.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Columbia may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the Town Center board of directors fails to recommend to its shareholders approval of the merger, or (ii) publicly modifies, withdraws or changes in a manner adverse to Columbia its recommendation to shareholders to approve the merger and Town Center’s shareholders fail to approve the merger agreement at the special meeting. Additionally, regardless of whether the Town Center board of directors recommends approval of the merger to its shareholders, either party may terminate the merger agreement if Town Center shareholders do not approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Washington or Oregon to restrain or invalidate the merger or the merger agreement.

Potential Dissenting Shares. Columbia may terminate the merger agreement if holders of 10% or more of the outstanding shares of Town Center common stock dissent from the merger.

Superior Proposal. Town Center may terminate the merger agreement if its board of directors determines in good faith that Town Center has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that Town Center may terminate the merger agreement only if Town Center (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Columbia, Town Center intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, and (iii) Town Center has provided Columbia with at least five business days prior notice that Town Center intends to accept a Superior Proposal and given Columbia, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Columbia and Town Center) in such a manner as would enable Town Center to proceed with the merger.

Termination Fee

Subject to certain exceptions, Town Center will pay Columbia a termination fee of $500,000 if Columbia terminates the merger agreement based on Town Center’s breach of its representations or covenants or (i) the Town Center board of directors fails to recommend to its shareholders approval of the merger, or (ii) publicly modifies, withdraws or changes in a manner adverse to Columbia its recommendation to shareholders to approve the merger and Town Center’s shareholders fail to approve the merger agreement at the special meeting. Columbia will pay Town Center a termination fee of $500,000 if Town Center terminates the merger agreement based on Columbia’s breach of its representations or covenants.

Break-Up Fee

If the merger agreement is (i) terminated by Town Center due to Town Center’s receipt of a Superior Proposal (as defined in the merger agreement) or (2) following an acquisition proposal for Town Center that becomes publicly known, Town Center’s board of directors fails to recommend Town Center shareholder approval of the merger agreement or Town Center shareholders fail to approve the merger agreement, and within six months after such termination, Town Center enters into an agreement, or publicly announces an intention, to engage in an acquisition event, or within 12 months after such termination an acquisition event has occurred, then Town Center will promptly pay to Columbia a break-up fee in the amount of $2,000,000.

Allocation of Costs upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee), Columbia and Town Center will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, Town Center will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Columbia otherwise consents in writing, and except as required by applicable regulatory authorities, Town Center will refrain from engaging in various activities such as:

•

effecting any stock split or other recapitalization with respect to Town Center, or issuing, pledging, redeeming or encumbering any shares of Town Center stock, except shares issued upon exercise of options under Town Center’s stock option plans, or granting any options for such stock;

•	declaring or paying any dividends, or making any other distributions;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

•

soliciting or accepting deposit accounts of a different type than previously accepted by Town Center or at rates materially in excess of prevailing interest rates, except to reflect changes in prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

•	acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

•	with specified exceptions, entering into, renewing, amending or terminating any material contract with a term of one year or more,

•

with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days notice;

•	with specified exceptions, entering into any personal services contract;

•

selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $50,000, or transferring investment securities between portfolios;

•	amending or materially changing its operations, policies or procedures;

•	paying or distributing any bonuses to employees that are not consistent with Town Center’s past practices;

•

other than in accordance with binding existing commitments, making capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, with specified exceptions;

•

entering into transactions or making any expenditures other than in the ordinary course of business and made in a manner consistent with well-established past practices or as required by the merger agreement;

•	permitting the allowance for loan and lease losses to be less than the greater of $1,173,393 or 1.05% of total loans and leases outstanding as of 10 days prior to the effective date of the merger; or

•	permitting the percentage of brokered certificates of deposit as a percentage of total deposits to increase above such percentage on February 28, 2007.

Town Center Management and Operations after the Merger

Following the merger, the resulting bank’s board of directors will consist of the current directors of Columbia State Bank.

As described below under “Interests of Certain Persons in the Merger,” Mr. Bruce Bryant, Town Center’s President and Chief Executive Officer, has entered into an employment agreement, effective as of the closing of the merger, under which he will be responsible, among other things, for transitional matters of the former branches of Town Center. Town Center’s management following the merger will otherwise consist of the current management of Town Center Bank in addition to certain individuals from Columbia State Bank. Management of the resulting bank following the merger will otherwise consist primarily of current Columbia management, with current Town Center management personnel assisting with operational matters with respect to branches that currently are Town Center branches.

Employee Benefit Plans

General. The merger agreement confirms Columbia’s intent that Columbia’s current personnel policies and benefits will apply to any employees of Town Center who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Columbia that are generally available to similarly-situated employees of Columbia. For purposes of participation in such plans, service with Town

Center prior to the merger will constitute prior service with Columbia for purposes of determining eligibility and vesting.

Additionally, the merger agreement provides that Columbia will maintain Town Center’s 2007 bonus plan, consistent with Town Center’s past practices, through December 31, 2007, subject to certain adjustments designed to ensure that 2007 bonuses will be paid consistent with Town Center’s past practices.

Interests of Certain Persons in the Merger

Certain members of the Town Center board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Town Center generally. The Town Center board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. The Town Center directors beneficially owned, as of the record date for the special meeting, 2,067,257 shares of Town Center common stock, representing 29.46% of all outstanding Town Center shares. The directors of Town Center will receive the same consideration in the merger for their shares as other shareholders of Town Center.

Voting Agreements. The directors and executive officers of Town Center have entered into a Voting Agreement, dated as of the same date as the merger agreement. Pursuant to the voting agreement, each director and executive officer has agreed to vote the shares of Town Center common stock that he or she owns or controls the voting of in favor of the merger. The 2,067,257 shares owned or controlled by Town Center’s directors and executive officers equal 29.46% of Town Center’s outstanding shares.

Service as Advisory Directors. The merger agreement provides that Columbia will invite the current directors of Town Center to serve on an advisory board of the resulting bank, relating to the integration of Town Center’s operations into Columbia, through the first anniversary of the closing of the merger. Pursuant to the terms of the Non-Competition Agreement entered into with such directors, members of the advisory board will be paid $600 per meeting attended, except the chairman, who will be paid $700 per meeting attended.

Employment Agreement. Bruce Bryant, Town Center’s President and Chief Executive Officer and a director of Town Center, has entered into an employment agreement, ratified by Columbia, with Columbia State Bank. The term of the agreement begins on the effective date of the merger and continues for a period of two years. The employment agreement provides that Mr. Bryant will be employed by Columbia State Bank as Executive Vice President, or in a position of similar responsibility.

The employment agreement provides for an annual base salary and participation in the bonus pool, if any, that Columbia State Bank may establish for senior executives.

The employment agreement provides that if the employment of Mr. Bryant is terminated by Columbia without cause (as defined in the agreement) or if Mr. Bryant resigns for good reason (as defined in the agreement), Columbia State Bank will pay him a lump sum payment equal to his then-current base salary for the then-remaining term of the employment agreement.

The employment agreement provides that during the term of employment and for a two year period after Mr. Bryant’s employment has ended, Mr. Bryant will not be involved in any manner with a competing business, which is defined as any business that competes or will compete with Columbia State Bank in Washington, Clackamas or Multnomah Counties in Oregon, or Clark County, Washington.

Change in Control Agreements. Bruce Bryant, Town Center’s President and Chief Executive Officer and a director of Town Center, has entered into a change in control agreement with Columbia State Bank. The term of the agreement begins on the effective date of the merger. The agreement provides for payment of two times Mr. Bryant’s then current base salary to be paid over a two-year period provided certain conditions are met. If Mr. Bryant is terminated by Columbia Bank without Cause (as defined in the agreement) or by Mr. Bryant voluntarily resigns with Good Reason (also as defined in the agreement) within 730 days following a Change in Control (also as defined), he will receive the change in control payment described above. These change in control provisions do not apply to the transactions contemplated by the merger agreement, but only to any subsequent changes of control transactions to which Columbia Bank is a party.

Mr. Bryant’s current employment agreement provides for payment of 18 months’ salary in the event Mr. Bryant terminates his employment within 18 months following a change of control of Town Center. Columbia has agreed to pay Mr. Bryant the amount to which he is entitled under his employment agreement without requiring Mr. Bryant to terminate employment following the merger so that Mr. Bryant will not be compelled to choose between continued employment and receipt of the change of control payment. Mr. Bryant has agreed to modify his employment agreement to reduce, as necessary, the change of control payment provided in his employment agreement, so as to avoid the application of Section 280G of the Internal Revenue Code, which imposes excise taxes on excess parachute payments. The reduction in benefits, if any, is expected to be nominal.

Robert Ekblad, Executive Vice President and Chief Financial Officer, and Robert Pingle, Executive Vice President and Chief Operating Officer of Town Center, each have a change of control agreement with Town Center that provides for a lump-sum cash payment equal to 12 months’ total compensation, if such person is terminated for any reason other than for “cause” (as defined in the agreement) within 12 months following a change of control or Town Center. Total compensation includes base salary, the average of all bonuses for the three calendar years preceding termination, all other forms of incentive compensation, and the cash equivalent value of all benefits and perquisites, such as insurance coverage and automobile allowance. In addition, the person would be entitled to all unpaid incentive payments and bonuses, if any, due to such person, which would be payable on a pro-rated basis, based on performance to the date of termination. Further, such person is entitled to any amount that he may be required to pay as excise taxes as the result of receipt of the change of control payments.

Town Center Director Non-Competition Agreement. All members of the board of directors of Town Center have entered into a non-competition agreement with Columbia and Columbia State Bank. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Columbia and Columbia State Bank in Washington, Clackamas or Multnomah Counties in Oregon, or Clark County in Washington. The term of the non-competition agreement commences upon the effective date of the merger and continues for two years.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Columbia will indemnify the present and former directors and officers of Town Center against liabilities or costs that may arise in the future incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of Town Center.

The merger agreement also provides that for a period of three years following the closing of the merger, Columbia will cause the persons serving as officers and directors of Town Center immediately prior to the execution of the merger agreement to be covered by the current policies of liability insurance maintained by Town Center, or substitute policies substantially similar to such policies with respect to claims arising from facts or events that occurred before the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the FDIC, the Washington Department of Financial Institutions and the Oregon Department of Financial Institutions. Applications have been filed as necessary and approvals are expected in due course, though no assurances can be made as to whether or when such approvals will be received.

Accounting Treatment of the Merger

The acquisition of Town Center will be accounted for using the purchase method of accounting by Columbia under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Town Center will be recorded by Columbia at their respective fair values at the time of the merger. The excess of Columbia’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Town Center will be included in Columbia’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

Stock Resales by Town Center Affiliates

The Columbia common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of Town Center, who may be deemed to be “affiliates” of Town Center, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Columbia common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Columbia, under other applicable exemptions from the registration requirements of the 1933 Act. Columbia has obtained customary agreements with all Town Center directors, officers, and affiliates of Town Center, under which such persons will represent that they will not dispose of their shares of Columbia received in the merger or the shares of capital stock of Town Center or Columbia held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Columbia common stock received by affiliates of Town Center.

INFORMATION CONCERNING COLUMBIA

General

Columbia is a registered bank holding company whose wholly owned banking subsidiaries, Columbia State Bank and Bank of Astoria (“Astoria”), conduct full-service commercial banking business in the states of Washington and Oregon, respectively. Headquartered in Tacoma, Washington, Columbia provides a full range of banking services to small and medium-sized businesses, professionals and other individuals.

Columbia’s current organizational structure was put in place and additional management was brought on board in 1993 in order to take advantage of commercial banking business opportunities in Columbia’s principal market area. At that time, increased consolidations of banks, primarily through acquisitions by out-of-state holding companies, created dislocation of customers and presented opportunities to capture market share. Columbia has grown from four branch offices at January 1, 1993 to 40 branch offices at December 31, 2006.

Columbia’s largest wholly owned banking subsidiary, Columbia State Bank, has 35 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington state, as well as the Longview and Woodland communities in southwestern Washington state. Substantially all of Columbia State Bank’s loans, loan commitments and core deposits are within its service areas. Columbia State Bank is a Washington state-chartered commercial bank, the deposits of which are insured in whole or in part by the FDIC. Columbia State Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions Division of Banks. Although Columbia State Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over Columbia, which can also affect Columbia State Bank.

Acquisitions

On March 28, 2007, Columbia announced its proposed acquisition of both Town Center and Mountain Bank Holding Company of Enumclaw, Washington. See “Summary—Summary Information About the Parties and the Transaction—Recent Developments” for additional information about Mountain Bank Holding Company.

On October 1, 2004, Columbia completed its acquisition of Astoria, an Oregon state-chartered commercial bank headquartered in Astoria, Oregon. The acquisition was accounted for as a purchase and Astoria’s results of operations are included in Columbia’s results beginning October 1, 2004. Astoria operates as a separate banking subsidiary of Columbia and has five full service branch offices located within Clatsop and Tillamook Counties, along the northern Oregon coast. The deposits of Astoria are insured in whole or in part by the FDIC. Astoria is subject to regulation by the FDIC and the State of Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities. Although Astoria is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over Columbia, which can also affect Astoria.

Columbia Management

Name	Principal Position
Melanie J. Dressel	President & Chief Executive Officer

Andrew McDonald	Executive Vice President & Chief Credit Officer

Mark W. Nelson	Executive Vice President & Chief Banking Officer

Gary R. Schminkey	Executive Vice President & Chief Financial Officer

Business Overview

Columbia’s goal is to be the leading Pacific Northwest regional community banking company while consistently increasing earnings and shareholder value. Columbia continues to build on its reputation for excellent customer service in order to be recognized in all markets it serves as the bank of choice for retail deposit customers, small to medium-sized businesses and affluent households.

Columbia has established a network of 40 branches as of December 31, 2006, from which it intends to grow market share. All Washington branches operate as Columbia State Bank and currently all Oregon branches operate as Bank of Astoria. Western Washington locations consist of twenty-two branches in Pierce County, eight in King County, three in Cowlitz County, and one each in Kitsap and Thurston Counties. Northern Oregon coastal area locations consist of four branches in Clatsop County and one in Tillamook County.

In order to fund Columbia’s lending activities and to allow for increased contact with customers, Columbia utilizes a branch system to better serve retail and business customer depositors. Columbia believes this approach will enable it to expand lending activities while attracting a stable core deposit base. In order to support its strategy of market penetration and increased profitability, while continuing its personalized banking approach and its commitment to asset quality, Columbia has invested in experienced branch, lending and administrative personnel and has incurred related costs in the creation of its branch network. Many of these branches are becoming established within their markets. The resulting efficiencies will enable management to reallocate the resources previously consumed by these branches to new endeavors.

Business Strategy

Columbia’s business strategy is to provide its customers with the financial sophistication and breadth of products of a regional banking company while retaining the appeal and service level of a community bank. Columbia continually evaluates its existing business processes while focusing on maintaining asset quality, expanding total revenue and controlling expenses in an effort to increase its return on average equity and gain operational efficiencies. Columbia believes that as a result of its strong commitment to highly personalized, relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract and retain new customers and to increase its market share of loans, deposits, and other financial services in the communities it serves. Columbia is committed to increasing market share in the communities it serves by continuing to leverage its existing branch network, adding new branch locations and considering business combinations that are consistent with Columbia’s expansion strategy throughout the Pacific Northwest.

Products & Services

Columbia places the highest priority on customer service and assists its customers in making informed decisions when selecting from the products and services it offers. Columbia continuously reviews its products and services to ensure that it provides its customers with the tools to meet their financial institution needs. A more complete listing of all the services and products available to Columbia’s customers can be found at: www.columbiabank.com. Some of the core products and services Columbia offers include:

Personal Banking	Business Banking
• Checking and Saving Accounts • Online Banking • Electronic Bill Pay • Consumer Lending • Residential Lending • Visa Card Services • Investment Services • Private Banking

•     Checking & Saving Accounts

•     Online Banking

•     Electronic Bill Pay

•     Cash Management

•     Commercial & Industrial Lending

•     Real Estate and Real Estate Construction Lending

•     Equipment Finance

•     Small Business Services

•     Visa Card Services

•     Investment Services

•     International Banking

•     Merchant Card Services

Personal Banking

Columbia offers its personal banking customers an assortment of checking and saving account products including non-interest and interest bearing checking, savings, money market and certificate of deposit accounts. Overdraft protection is also available with direct links to the customer’s checking account. Columbia’s online banking service, Columbia Online™, provides personal banking customers with the ability to safely and securely conduct their banking business 24 hours a day, 7 days a week. Personal banking customers are also provided with a variety of borrowing products including fixed and variable rate home equity loans and lines of credit, home mortgages for purchases and refinances, personal loans, and other consumer loans. Eligible personal banking customers with checking accounts are provided a VISA® Check Card which can be used to make purchases and also act as an ATM card. A variety of Visa® Credit Cards are also available to eligible personal banking customers.

Through CB Financial Services, personal banking customers are provided with a full range of investment options including mutual funds, stocks, bonds, retirement accounts, annuities, tax-favored investments, US Government securities as well as long-term care and life insurance policies. Qualified investment professionals are available to provide advisory services and assist customers with retirement and education planning.

Columbia Private Banking offers clientele requiring complex financial solutions and their businesses credit services, deposit and cash management services, and wealth management. Each private banker provides advisory services and coordinates a relationship team of experienced financial professionals to meet the unique needs of each discerning customer.

Business Banking

Columbia offers its business banking customers an assortment of checking and saving account products including checking, interest bearing money market and certificate of deposit accounts. Cash management customers can access, monitor and manage cash flows effectively and efficiently through a variety of tools, including account analysis, sweep accounts, ACH and other electronic banking services. Business customers, through Columbia Online™, have the ability to save time and money through Columbia’s custom eBusiness solutions products. Standard features of Columbia Online™ provide customers with the ability to tailor user access by individual, view balances, statements and checks as well as transfer funds, pay bills electronically and export transaction history to accounting software.

Columbia offers a variety of loan products tailored to meet the various needs of business banking customers. Commercial loan products include accounts receivable, inventory and equipment financing and Small Business Administration financing. Columbia also offers commercial real estate loan products for construction and development or permanent financing. Historically, lending activities have been primarily directed toward the origination of real estate and commercial loans. Real estate lending activities have been focused on construction and permanent loans for both owner occupants and investor oriented real estate properties. In addition, Columbia has pursued construction and first mortgages on owner occupied, one- to four-family residential properties. Commercial banking has been directed toward meeting the credit and related deposit needs of various sized businesses and professional practice organizations operating in Columbia’s primary market areas.

Columbia offers its business banking customers a selection of Visa® Cards including the Business Check Card that works like a check wherever VISA® is accepted including ATMs; the Corporate Card which can be used all over the world; the Purchasing Card with established purchasing capabilities based on the customer’s business needs; and Business Edition® Plus that earns reward points with every purchase. Columbia’s Business ATM Cash Card is also available for fast, easy cash withdrawals 24 hours a day, 7 days a week.

Through CB Financial Services, Columbia’s business customers are provided with an array of investment options and all the tools and resources to assist them in reaching their investment goals. Some of the investment options available to Columbia’s business customers include 401(k), Simple IRA, Simple Employee Pensions, buy-sell agreements, key-man insurance, business succession planning and personal investments.

Columbia’s International Banking Department provides both large and small businesses with the ability to buy and sell foreign currencies as well as obtain letters of credit and wire funds to their customers and suppliers in foreign countries.

Business clients that utilize Columbia’s Merchant Card Services have the ability to accept both Visa® and MasterCard® sales drafts for deposit directly into their business checking account. Merchants are provided with a comprehensive accounting system tailored to meet each merchant’s needs, which includes month-to-date credit card deposit information on a transaction statement. Internet access is available to view merchant reports that allow business customers to review merchant statements, authorized, captured, cleared and settled transactions

Competition

Columbia’s industry is highly competitive. Several other financial institutions, having greater resources, compete for banking business in Columbia’s market areas. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising and promotion campaigns, access international financial markets and allocate their investment assets to regions of highest yield and demand. In addition to competition from other banking institutions, Columbia continues to experience competition from non-banking companies such as credit unions, brokerage houses and other financial services companies. Columbia competes for loans, deposits and other financial services by offering its customers with a similar breadth of products as Columbia’s larger competitors while delivering a more personalized service level with faster transaction turnaround time.

Market Areas

Washington

Nearly two-thirds of Columbia’s total branches within Washington are located in Pierce County, with an estimated population of 773,500 residents. At year end Columbia operated 22 branch locations in Pierce County that accounted for 16% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the total deposit market share ranking second amongst Columbia’s competition. Columbia’s headquarters, in Tacoma, is also located in Pierce County. Some of the most significant contributors to the Pierce County economy are the Port of Tacoma, which accounts for more than 43,000 jobs, McChord Air Force Base and Fort Lewis Army Base, that account for nearly 20% of the County’s total employment and the manufacturing industry, which supplies the Boeing Company.

Columbia operates eight branch locations in King County, which is Washington’s most highly populated county at approximately 1.8 million residents. King County, in particular the Seattle metropolitan area, is a market that has significant growth potential for Columbia and will play a key role in its expansion strategy in the future. At year end Columbia’s share of the King County deposit market was less than 1% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006), however, Columbia has made significant inroads within this market through the strategic expansion of its banking team. The north King County economy is primarily made up of the aerospace, construction, computer software and biotechnology industries. South King County with its close proximity to Pierce County is considered a natural extension of Columbia’s primary market area. The economy of south King County is primarily comprised of residential communities supported by light industrial, retail, aerospace and distributing and warehousing industries.

Some other market areas served by Columbia include Cowlitz County where Columbia operates three branch locations that account for 13% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the deposit market share, and Kitsap and Thurston County where Columbia operates one branch in each county.

Oregon

Through the acquisition of Astoria in October 2004, Columbia added five branches located in the western portions of Clatsop and Tillamook Counties, in the northern Oregon coastal area. In Clatsop and Tillamook Counties Columbia has 33% and 6% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the deposit market share, respectively. Oregon market areas provide a significant opportunity for expansion strategies in the future. Both Clatsop and Tillamook Counties are comprised primarily of forestry, commercial fishing, and tourism related businesses.

Employees

As of December 31, 2006, Columbia and its banking subsidiaries employed approximately 657 full time equivalent employees. Columbia values its employees and prides itself on providing a professional work environment accompanied by comprehensive benefit programs. Columbia is committed to providing flexible and value-added benefits to its employees through a “Total Compensation Philosophy,” which incorporates all compensation and benefits.

Financial and Other Information

Financial and other information relating to Columbia is set forth in its Annual Report on Form 10-K for the year ended December 31, 2006, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as amended May 11, 2007. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Columbia, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Columbia’s 10-K and in its proxy statement dated March 19, 2007, for its 2007 annual meeting of shareholders. See “Where You Can Find More Information About Columbia.”

INFORMATION CONCERNING TOWN CENTER

General

Town Center is a bank holding company headquartered in Portland, Oregon. Town Center conducts a general banking business through its subsidiary, Town Center Bank. As of March 31, 2007, Town Center had consolidated total assets of approximately $135.1 million, net loans of approximately $103.8 million, total deposits of approximately $105.1 million and approximately $13.6 million of shareholders’ equity.

Market Area

Town Center Bank operates three full-service branch offices in its main market territory of the Portland metropolitan area in east Multnomah County and Clackamas County. It also operates two deposit facilities in retirement centers, one in Clackamas, Oregon, and the other in Milwaukie, Oregon, and a mortgage loan production office that does business under the assumed business name “Town Center Mortgage” out of the Gateway branch office.

Lending Activities

Town Center Bank’s principal business is to accept deposits from the public and to make loans and other investments. The primary source of income generated by Town Center Bank is the interest earned from both its loan and investment portfolios. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. Town Center Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Town Center Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. Town Center Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At March 31, 2007, Town Center Bank’s net loans totaled $103.8 million, representing approximately 76.83% of its total assets. As of such date, Town Center Bank’s loan portfolio consisted of 5.65% 1-4 family real estate secured loans, 53.87% commercial real estate secured loans (excluding construction and land development loans), 29.29% real estate construction and land development loans, 9.86% commercial loans, and 1.33% installment or consumer loans.

Deposit and Banking Services

Town Center Bank offers a full range of banking services to businesses, individuals and professionals in the communities it serves. These services include commercial loans to small and middle-market borrowers, loans to individuals, commercial real estate loans, residential mortgage loans for construction and purchase of single-family residences, and Small Business Administration-guaranteed loans. The deposit products offered by Town Center Bank include demand deposit, money market, savings, individual IRA, health savings accounts and certificates of deposit. Town Center also offers repurchase agreements to customers who desire active cash management of their funds. In addition, customers are offered full transactional on-line banking, including business and consumer bill-paying services.

Competition

Town Center experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than Town Center.

Town Center also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of Town Center’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Town Center and some of them are not subject to the same degree of regulation as Town Center.

Employees

As of March 31, 2007, Town Center had 32 full-time and six part-time employees. Town Center believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Town Center operates from its main office in Portland, Oregon, and has two other full-service branch offices, one in northeast Portland (Gateway) and one near SE 82nd Avenue and Sunnybrook Blvd. in Clackamas, Oregon. The main office and one branch office have ATM machines, drive-through banking facilities and safe deposit boxes, while the other office houses most of Town Center’s lending staff. Town Center’s mortgage loan production office is located at its Gateway branch in northeast Portland. Town Center also operates two deposit facilities in retirement centers in Clackamas and Milwaukie, Oregon. All facilities, with the exception of the Gateway office, which is owned by Town Center, are leased under long-term leases on terms that management believes are reasonable and adequate to serve the operating needs of the bank.

Legal Proceedings

From time to time, litigation arises in the normal conduct of Town Center’s business. However, Town Center is not currently involved in any litigation that management of Town Center believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of Town Center

The following table shows, as of March 31, 2007, the beneficial ownership of Town Center common stock by (i) each person known by Town Center to be the beneficial owner more than 5% of Town Center’s outstanding common stock, (ii) each of Town Center’s directors and executive officers; and (iii) all of Town Center’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name(1)	Shares Beneficially Owned(2)		Percentage of Class
Directors and Executive Officers
Samuel E. Allen	78,846		3.83%
Charles W. Botsford	83,744		4.07%
Bruce G. Bryant	131,966	(3)	6.41%
Raymond E. Cotton	27,570		1.34%
John J. Faherty	18,738		*
Thomas T. Joseph	42,306		2.06%
Judith A. McGee	41,606		2.02%
Elton R. Storment	74,908		3.64%
Glenn O. Tribe	39,366		1.91%
C. Joseph Van Haverbeke	40,008	(4)	1.94%
Randy Knipple	45,992	(5)	2.21%
Robert A. Pingle	35,947		1.75%
Robert Ekblad	21,218	(6)	1.03%
All Directors and Executive Officers as a group (13 persons)	682,215		33.13%

*	Less than 1.0%
(1)	The business address of each of the individuals named in the table is 10413 S.E. 82nd Ave., Portland, Oregon 97086.
(2)	Shares held with sole voting and disposition power unless otherwise noted
(3)	Includes 44,216 shares covered by stock options exercisable within 60 days.
(4)	Includes 852 shares covered by stock options exercisable within 60 days.
(5)	Includes 20,976 shares covered by stock options exercisable within 60 days.
(6)	Includes 7,216 shares covered by stock options exercisable within 60 days.

Town Center is not aware of any other shareholder holding beneficial ownership of five percent or more of Town Center common stock.

Related Party Transactions

Certain directors and executive officers of Town Center, and their related interests, had loans outstanding in the aggregate amounts of approximately $1.4 million at March 31, 2007. These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons not affiliated with Town Center and did not involve more than normal risks of collectibility or present other unfavorable features.

DESCRIPTION OF COLUMBIA’S CAPITAL STOCK

Columbia’s authorized capital stock consists of 63,032,681 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the date of this proxy statement/prospectus, Columbia had no shares of preferred stock issued. The Columbia board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Columbia board of directors may determine.

Columbia common stock is listed for trading on The NASDAQ Global Market under the symbol “COLB.”

For additional information concerning Columbia’s capital stock, see “Comparison Of Certain Rights Of Holders of Columbia And Town Center Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

COLUMBIA AND TOWN CENTER COMMON STOCK

Washington law and Columbia’s articles of incorporation and bylaws govern the rights of Columbia shareholders and will govern the rights of Town Center shareholders, who will become shareholders of Columbia as a result of the merger. The rights of Town Center shareholders are currently governed by Oregon law and by Town Center’s articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Columbia and Town Center shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also “Where You Can Find More Information About Columbia.”

General

Under its articles of incorporation, Columbia’s authorized capital stock consists of 63,032,681 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, Town Center’s authorized capital consists of 5,000,000 shares of common stock, $2.50 par value per share.

The following is a more detailed description of Columbia’s and Town Center’s capital stock.

Common Stock

As of May 10, 2007, there were 16,160,709 shares of Columbia common stock issued and outstanding, in addition to options for the purchase of 278,203 shares of Columbia common stock under Columbia’s employee and director stock option plans.

As of March 31, 2007, there were 2,057,305 shares of Town Center common stock issued and outstanding, in addition to options and restricted stock grants covering 159,511 shares of Town Center common stock under Town Center’s employee and director stock option plans.

Preferred Stock

As of the date of this proxy statement/prospectus, Columbia had no shares of preferred stock issued. The Columbia board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Columbia board of directors may determine.

Town Center’s authorized capital does not include preferred stock.

Dividend Rights

Dividends may be paid on Columbia common stock as and when declared by the Columbia board of directors out of funds legally available for the payment of dividends. The Columbia board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Columbia to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Columbia can pay.

Dividends may be paid on Town Center common stock as and when declared by the Town Center board of directors out of funds legally available for the payment of dividends, subject generally to the same limitations described above with respect to Columbia.

Voting Rights

All voting rights are currently vested in the holders of Columbia common stock and Town Center common stock, with each share being entitled to one vote.

The articles of incorporation of both Columbia and Town Center do not grant shareholders cumulative voting rights in the election of directors.

Preemptive Rights

Neither Columbia’s shareholders nor Town Center’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Columbia is liquidated, the holders of Columbia common stock are entitled to share, on a pro rata basis, Columbia’s remaining assets after provision for liabilities. The Columbia board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Town Center is liquidated, the holders of Town Center common stock are entitled to share, on a pro rata basis, Town Center’s remaining assets after provision for liabilities.

All outstanding shares of Columbia common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of Town Center’s common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

Under the Washington Business Corporation Act (“WCBA”), the articles of incorporation of Columbia, as a “public” company, may be upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. However, the provisions of Article 11 of Columbia’s articles of incorporation, relating to Business Combinations (as defined in the articles of incorporation) may not be amended or repealed without the affirmative vote of 66 2/3% of Columbia’s outstanding voting stock. The Columbia board of directors may make certain amendments, as listed in the WBCA, to the articles of incorporation without shareholder approval. The Columbia board of directors may, by a majority vote, amend Columbia’s bylaws.

Under the Oregon Business Corporation Act, the articles of incorporation may be amended upon the affirmative vote of a majority of the shareholders. Town Center’s articles of incorporation further provide that the provisions of Article III, relating to the board of directors, Article IV, relating to certain business combinations, Articles V and VI relating to director liability and Article VII relating to shareholder meetings, may only be amended or repealed with the affirmative vote of 75% of all the votes entitled to be cast.

Town Center’s bylaws may be amended at any regular or special meeting of the shareholders or by the affirmative vote of a majority of the directors or the board of directors.

Approval of Certain Transactions

Under Washington law, unless the articles of incorporation provide for a lesser vote (but not less than a majority), approval by at least 66 2/3% of outstanding shares entitled to vote or 66 2/3% of each voting group entitled to vote as a separate group is required for mergers, sales of all or substantially all assets, and dissolutions. Columbia’s articles of incorporation do not reduce the voting requirements for approval of such transactions.

Columbia’s articles if incorporation also contain provisions requiring “Super-Majority” approval of certain Business Combinations (as defined in the articles of incorporation). These provisions are described below under “Potential Anti-Takeover Provisions.”

Under Oregon Law, unless the articles of incorporation allow otherwise, a plan of merger must be approved by a majority of the votes entitled to be cast.

Town Center’s Articles of Incorporation also contain provisions requiring a super-majority approval of certain business combinations, of which the merger, as proposed, is not one. These provisions are described below under “Potential Anti-Takeover Provisions.”

Board of Directors

Columbia’s bylaws provide that each member of its board of directors serves for a one-year term (or until the next annual meeting of shareholders and until the director’s successor is elected and qualified). The Columbia board of directors must be at least five, but no more than 25, directors. Any person who will not attain the age of 75 before the meeting of shareholders at which elected (or who had not attained that age by the date of the last annual meeting of shareholders, if appointed) may become a director of Columbia. Under Washington law, a director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the number cast not to remove the director. Columbia’s board of directors currently consists of nine directors.

Town Center’s Articles of Incorporation provide that each member of its board of directors serves a three-year term, and the board of directors shall be staggered so that one-third (or as close as possible) of the directors are elected at each annual meeting. The Town Center board of directors must have at least six but not more than 15 members. In addition, Town Center’s Bylaws provide that the board of directors may, in its sole discretion, elect one or more non-voting emeritus directors. An emeritus director must be at least 60 years old and have served at least five years as a member of the board of directors.

Under the Articles of Incorporation, a director may only be removed for cause and upon the vote of 75% of shares represented at a meeting called specifically for that purpose. The articles further provide for removal of a director for cause upon the vote of 75% of the directors currently in office, although the enforceability of this provision has not been determined.

Indemnification and Limitation of Liability

Columbia’s articles of incorporation provide, among other things, for the indemnification of directors, and authorize the board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or former director in connection with any legal liability incurred by the individual while acting for Columbia within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will receive a benefit in money, property or services to which that person is not legally entitled. The articles of incorporation also include a provision that limits the liability of directors from any personal liability to Columbia or its shareholders for conduct not to have been found egregious.

Town Center’s Articles of Incorporation and Bylaws, provide among other things, for the indemnification of directors and officers and authorize the board of directors to pay reasonable expenses incurred, or satisfy a judgment or fine against, a current or former director or officer in connection with any legal liability incurred by the individual while acting for Town Center within the scope of his or her employment or service as a director. However, indemnification shall not be made if there was deliberate misconduct towards Town Center, if the individual received an improper personal benefit, there was a breach of the duty of loyalty to Town Center or for an unlawful distribution to shareholders (unless, in regards to a distribution, a court determines indemnification is proper).

Potential “Anti-Takeover” Provisions

Columbia’s articles of incorporation include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) certain non-monetary factors that the Columbia board of directors may consider when evaluating a takeover offer, as described below, and (ii) a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to person other than a “Control Person” (as defined in the articles of incorporation), unless certain conditions are met, as discussed below.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Columbia (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

Columbia’s articles of incorporation allow the Columbia board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the articles of incorporation allow the board of directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia operates or is located.

The requirement for “Super-Majority” approval of certain business transactions does not apply if the Columbia board of directors has approved the transaction or if certain other conditions concerning non discrimination among shareholders and receipt of fair value are satisfied.

The matters described above may have the effect of lengthening the time required for a person to acquire control of Columbia through a tender offer, proxy contest, or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Columbia. This could deprive Columbia’s shareholders of opportunities to realize a premium for their Columbia stock, even in circumstances where such action was favored by a majority of Columbia shareholders.

In addition to the provisions contained in Columbia’s articles of incorporation, Washington law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. Washington law prohibits corporations that have a class of voting stock registered under the Securities Exchange Act of 1934, such as Columbia, from engaging in any “Significant Business Transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution, and other specified transactions) for a period of five years after a person or group acquires 10% or more of a corporation’s outstanding voting stock, unless the acquisition is approved in advance by a majority vote of the board of directors.

Town Center’s Articles of Incorporation fully incorporate the Oregon Control Share Act, ORS 60.801 to 60.816, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 2/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by the officers and insider directors, and by the holders of a majority of the outstanding voting shares, including shares held by officers and inside directors.

In addition, Town Center’s Articles of Incorporation require that any offer, proposal or plan to (a) merge, consolidate or combine Town Center and/or any of its subsidiaries with any other corporation or entity, or (b) to sell all or substantially all of its assets, that does not receive the approval of a majority of the Board, must be approved by 75% of the shares of each class of stock.

Finally, Town Center’s Articles of Incorporation are substantially similar to Columbia’s Articles of Incorporation in that they allow Town Center’s board of directors to consider non-monetary factors in evaluating certain takeover bids.

CERTAIN LEGAL MATTERS

The validity of the Columbia common stock to be issued in the merger will be passed upon for Columbia by its counsel, Graham & Dunn PC, Seattle, Washington. Graham & Dunn PC has also provided an opinion concerning certain tax matters related to the merger.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated in this proxy statement/prospectus by reference from Columbia’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT COLUMBIA

Columbia files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Columbia files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Columbia’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Columbia is incorporating by reference into this proxy statement/prospectus from Columbia.

Columbia has filed a Registration Statement on Form S-4 to register with the SEC the shares of Columbia common stock to be issued to Town Center shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Columbia in addition to being a proxy statement of Town Center for the Town Center special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

The SEC allows Columbia to “incorporate by reference” information into this proxy statement/prospectus, which means that Columbia can disclose important information to you by referring you to another document filed separately by Columbia with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Columbia has previously filed with the SEC, which contain important information about Columbia:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Proxy Statement for Columbia’s 2007 Annual Meeting of Shareholders;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as amended by Amendment No. 1 filed on Form 10-Q/A on May 11, 2007; and

•

Current Reports on Form 8-K filed January 26, 2007 (with respect to Item 8.01 and Exhibit 99.2 only); March 29, 2007 (two filings) (each with respect to Item 8.01 and Exhibit 2.1 only); April 5, 2007 (two filings); and May 2, 2007.

Columbia is also incorporating by reference additional documents that Columbia files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Town Center shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

You can obtain the documents that are incorporated by reference through Columbia or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Columbia without charge, excluding exhibits unless Columbia has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Columbia at P. O. Box 2156, MS 8300, Tacoma, Washington 98401-2156, telephone number (253) 305-1900, ATTN: JoAnne Coy, VP, Corporate Communications. If you would like to request documents from Columbia, please do so by July 10, 2007 to receive them before the Town Center special shareholders meeting.

Columbia has supplied all of the information concerning Columbia contained in this proxy statement/prospectus, and Town Center has supplied all of the information concerning Town Center.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated June 13, 2007. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Town Center shareholders nor the issuance of Columbia common stock in the merger will create any implication to the contrary.

APPENDIX A

(Conformed)

PLAN AND AGREEMENT OF MERGER

AMONG

COLUMBIA BANKING SYSTEM, INC.

COLUMBIA STATE BANK

AND

TOWN CENTER BANCORP

TOWN CENTER BANK

Dated as of March 28, 2007

and amended May 18, 2007

A-i

A-ii

A-iii

A-iv

List of Schedules and Exhibits

(Intentionally Omitted)

SCHEDULES:

Schedule 3.1.3(i)(2)

Schedule 3.1.3(ii)(2)

Schedule 3.1.7

Schedule 3.1.11

Schedule 3.1.11(ii)

Schedule 3.1.12

Schedule 3.2.1

Schedule 3.2.2

Schedule 3.2.3

Schedule 3.2.3(a)

Schedule 3.2.3(b)

Schedule 3.2.3(iii)

Schedule 3.2.5

Schedule 3.2.7

Schedule 3.2.9(ii)

Schedule 4.1.2

Schedule 4.1.7

Schedule 4.1.9

EXHIBITS:

Exhibit A:   Form of Affiliate Letter

Exhibit B:    Form of Legal Opinion of Counsel for TCB and the Bank

Exhibit C:    Form of Legal Opinion of Counsel for Columbia and CB

Exhibit D:    Index Group

A-v

PLAN AND AGREEMENT OF MERGER

AMONG

COLUMBIA BANKING SYSTEM, INC., COLUMBIA STATE BANK,

TOWN CENTER BANCORP AND TOWN CENTER BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of March 28, 2007, is made by and among COLUMBIA BANKING SYSTEM, INC. (“Columbia”), COLUMBIA STATE BANK (“CB”), TOWN CENTER BANCORP (“TCB”) and TOWN CENTER BANK (the “Bank”).

PREAMBLE

The management and boards of directors of Columbia, CB, TCB and the Bank, respectively, believe that the proposed Transaction, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their stockholders.

RECITALS

A.	The Parties. The parties to the Merger are as follows:

(1)	Columbia is a corporation duly organized and validly existing under Washington law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Columbia’s principal office is located in Tacoma, Washington. Columbia owns all of the outstanding common stock of CB.

(2)	CB is a state-chartered banking corporation duly organized and validly existing under Washington law with its principal office located in Tacoma, Washington.

(3)	TCB is a corporation duly organized and validly existing under Oregon law and is a registered bank holding company under the BHC Act. TCB’s principal office is located in Portland, Oregon. TCB owns all of the outstanding common stock of the Bank.

(4)	The Bank is a state banking corporation duly organized and validly existing under Oregon law with its principal office located in Portland, Oregon.

B.	The Mergers. On the Effective Date, (i) TCB will merge with and into Columbia, with Columbia as the surviving entity; (ii) the Bank will merge with and into CB, with CB surviving as a wholly owned subsidiary of Columbia; and (iii) the Bank’s offices will operate as offices of CB.

C.	Board Approvals. The respective boards of directors of Columbia, CB, TCB and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Mergers are subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval by TCB’s stockholders; and

(3)	Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve”), (b) the Federal Deposit Insurance Corporation (“FDIC”), (c) the Washington State Department of Financial Institutions (the “Washington Department”), (d) the Oregon Department of Consumer and Business Services (the “Oregon Department”), (e) applicable state and federal securities regulatory agencies, and (f) any other agencies having jurisdiction over the Mergers (collectively, “Regulatory Approvals”).

E.	Employment Agreements. CB has entered into an employment agreement and a change in control severance agreement with Bruce G. Bryant, TCB’s and the Bank’s President and Chief Executive Officer, each of which will take effect as of the Effective Date and are subject to Closing.

F.	Director Agreements. In connection with the parties’ execution of this Agreement, the directors of TCB and the Bank, together with certain officers of the Bank, have entered into agreements, pursuant to which, among other things, each such individual has agreed to vote his or her shares of TCB common stock in favor of the actions contemplated by this Agreement. In addition, all of the directors of TCB and the Bank have entered into non-competition agreements.

G.	Fairness Opinion. TCB has received from McAdams Wright Ragen, Inc. (“McAdams”) an opinion to the effect that the Per Share Consideration is fair from a financial point of view to TCB’s stockholders.

H.	Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, the Bank and CB have entered into a merger agreement, providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties—Tax Treatment. The parties intend the Transaction to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of [Sections 1.368-2(g) and 1.368-3(a)] of the United States Treasury Regulations.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, Columbia, CB, TCB and Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings, and all references to Recitals and Sections are to the Recitals and Sections of this Agreement:

“Acquisition Proposal” has the meaning assigned to such term in Section 4.14.4(i).

“Agreement” means this Plan and Agreement of Merger.

“Appraisal Laws” has the meaning assigned to such term in Section 2.4.

“Asset Classification” has the meaning assigned to such term in Section 3.2.1(i).

“Bank” is Town Center Bank, a state banking corporation, that has its head office in Portland, Oregon, and that is wholly owned by TCB.

“Bank Merger” means the merger of the Bank with and into CB.

“Bank Merger Agreement” means the merger agreement described in Recital H.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in this Section 7.7.1.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Washington or the State of Oregon are required by law to remain closed.

“CB” means Columbia State Bank, a Washington state chartered bank that has its head office in Tacoma, Washington, and that is wholly owned by Columbia.

“Columbia” is Columbia Banking System, Inc., a Washington corporation that has its principal place of business in Tacoma, WA, and that is a bank holding company registered pursuant to the BHC Act.

“Columbia Average Closing Price” has the meaning assigned to such term in Section 7.2.3.

“Columbia Common Stock” means the shares of Columbia common stock, no par value per share, issued and outstanding from time to time.

“Columbia Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(2).

“Columbia Option Plans” has the meaning assigned to such term in Section 3.1.3(i)(2).

“Columbia Preferred Stock” has the meaning assigned to such term in Section 3.1.3(i)(1).

“Columbia Shares” means the shares of Columbia Common Stock to be issued to the holders of TCB Common Stock in accordance with Section 2.1.2 of this Agreement.

“Certificate” means a stock certificate evidencing shares of TCB Common Stock.

“Closing” means the closing of the Transaction contemplated by this Agreement, which will occur on the Effective Date, as more fully specified in Section 1.4 of this Agreement.

“Compensation Plans” has the meaning assigned to such term in Section 3.2.9(ii).

“Contracts” has the meaning assigned to such term in Section 3.1.11(ii).

“Converted Option” has the meaning assigned to such term in Section 2.2.2.

“Costs” has the meaning assigned to such term in Section 6.4.1.

“Daily Sales Price” has the meaning assigned to such term in Section 7.2.3.

“Davidson” has the meaning assigned to such term in Section 3.1.9.

“Determination Date” has the meaning assigned to such term in Section 7.2.3.

“Determination Period” has the meaning assigned to such term in Section 7.2.3.

“Effective Date” means the date on which the Holding Company Merger becomes effective, as more fully specified in Section 1.4 of this Agreement.

“Employees” has the meaning assigned to such term in Section 3.2.9(ii).

“Environmental Laws” has the meaning assigned to such term in Section 3.2.10(i)(2).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is considered a single employer with TCB or its Subsidiaries under IRC Section 414.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Exchange Agent” means an agent selected by Columbia and reasonably satisfactory to TCB.

“Exchange Fund” has the meaning assigned to such term in Section 2.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” has the meaning assigned to such term in Section 3.1.8.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(1).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” has the meaning assigned to such term in Section3.1.11(i).

“Hazardous Substances” has the meaning assigned to such term in Section 3.2.10(i)(3).

“Holding Company Merger” means the merger of TCB with and into Columbia.

“Indemnified Parties” has the meaning assigned to such term in Section 6.4.1.

“IRC” means the U.S. Internal Revenue Code of 1986, as amended.

“Knowledge” has the meaning assigned to such term in Section 3.1.8.

“Liens” has the meaning assigned to such term in Section 3.1.3(i)(5).

“Material Adverse Effect” has the meaning assigned to such term in Section 3.1.6.

“McAdams” has the meaning assigned to such term in Recital G.

“Merger Fees” has the meaning assigned to such term in Section 5.2.4.

“Mergers” means the Holding Company Merger and the Bank Merger.

“Option Consideration” has the meaning assigned to such term in Section 2.2.1.

“Oregon Department” has the meaning assigned to such term in Recital D.

“Oregon Director” means the Director of the Oregon Department of Consumer and Business Services.

“Pension Plan” has the meaning assigned to such term in Section 3.2.9(iii).

“Perfected Dissenting Shares” has the meaning assigned to such term in Section 2.4.

“Per Share Cash Consideration” has the meaning assigned to such term in Section 2.1.2.

“Per Share Consideration” has the meaning assigned to such term in Section 2.1.2.

“Per Share Stock Consideration” has the meaning assigned to such term in Section 2.1.2.

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.2.9(i).

“Property” or “Properties” has the meaning assigned to such term in Section 3.2.3.

“Proposed Dissenting Shares” means shares of TCB Common Stock whose holders either provide notice of dissent to TCB prior to the TCB Meeting (as defined in Section 4.2.2(ii)) or vote against the Merger in accordance with Section 711.175 of the Oregon Revised Statutes.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1(i) of this Agreement, to be provided to each stockholder of TCB in connection with their consideration and approval of the Holding Company Merger.

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(i).

“Regulatory Approvals” has the meaning assigned to such term in Recital D.

“Reports” has the meaning assigned to such term in Section 3.1.5(ii).

“Representatives” has the meaning assigned to such term in Section 4.14.1.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(ii).

“Subject Property” has the meaning assigned to such term in Section 3.2.10(i)(1).

“Subsequent Columbia Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(3).

“Subsequent TCB Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(5).

“Subsidiary” shall have the meaning assigned to such term in Section 3.1.2.

“Superior Proposal” has the meaning assigned to such term in Section 4.14.4(ii).

“Tangible Equity Capital” has the meaning assigned to such term in Section 5.2.3.

“Tax” has the meaning assigned to such term in Section 3.2.6.

“TCB” is Town Center Bancorp, an Oregon corporation that has its principal place of business in Portland, Oregon, and that is a bank holding company registered pursuant to the BHC Act.

“TCB Common Stock” means the shares of TCB common stock, no par value per share, issued and outstanding from time to time.

“TCB Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(4).

“TCB Meeting” has the meaning assigned to such term in Section 4.2.2(ii).

“Merger Fees” has the meaning assigned to such term in Section 5.2.4.

“TCB Option Plans” has the meaning assigned to such term in Section 3.1.3(ii)(2).

“TCB Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the TCB Option Plans.

“Termination Date” means October 15, 2007.

“Termination Fee” has the meaning assigned to such term in Section 7.5.

“Trading Day” has the meaning assigned to such term in Section 7.2.3.

“Transaction” means the consummation of the Mergers in accordance with this Agreement.

“Washington Department” has the meaning assigned to such term in Recital D.

“Washington Director” means the Director of the Washington State Department of Financial Institutions.

“Withdrawn Dissenting Shares” has the meaning assigned to such term in Section 2.4.

SECTION 1.

MERGER

1.1	Transaction. Subject to the terms and conditions set forth in this Agreement and in the Schedules and Exhibits, TCB will merge with and into Columbia in the Holding Company Merger pursuant to this Agreement, and the Bank will merge with and into CB in the Bank Merger pursuant to the Bank Merger Agreement.

1.2	Mergers.

1.2.1	Holding Company Merger. Upon Closing of the Holding Company Merger, pursuant to the provisions of this Agreement and applicable law, all shares of TCB Common Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Holding Company Merger and without any action on the part of any holder of shares of TCB Common Stock, be converted into the right to receive the Per Share Consideration described in Section 2.1 of this Agreement.

1.2.2	Bank Merger. Immediately following closing of the Holding Company Merger, pursuant to the terms and conditions of the Bank Merger Agreement, the Bank will be merged into CB, with CB as the resulting bank.

1.3	Effect of Merger.

1.3.1	Board of Directors; Advisory Directors.

(i)	The Directors of TCB will be invited by Columbia to serve as advisory directors of CB until the one (1) year anniversary of the Effective Date. Such advisory board shall meet monthly during the first fiscal quarter following the Effective Date and shall thereafter meet quarterly. Advisory directors will receive Indemnification Agreements as set forth in Section 6.4.5.

(ii)	All directors of TCB and the Bank immediately prior to the Effective Date will be entitled to indemnification and director and officer liability insurance as set forth in Section 6.4.4.

1.3.2	Subsidiary. CB intends to operate the branches of the Bank in operation immediately prior to the Effective Date as branches of CB, a wholly owned subsidiary of Columbia.

1.4	Effective Date and Closing.

1.4.1	Closing. The Closing will occur on the Effective Date.

(i)	The Holding Company Merger shall be consummated by the filing with the Washington Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the Revised Code of Washington, by the issuance of a Certificate of Merger by the Secretary of State of Washington, and by concurrent filing with the Oregon Secretary of State of the Articles of Merger pursuant to the Oregon Business Corporation Act. Unless Columbia and TCB agree upon a different date, Closing will occur no later than the date ten (10) Business Days after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by, Section 5 of this Agreement. If Closing does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Closing, either party may terminate this Agreement in accordance with Section 7.1 of this Agreement.

(ii)	The Bank Merger will be consummated immediately following the Holding Company Merger by filing with the Washington Department and Washington Secretary of State Articles of Merger in accordance with Title 30 of the Revised Code of Washington and concurrent filing with the Oregon Department as required by Chapter 711 of the Oregon Revised Statutes.

1.4.2	Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or prior to the Effective Date, then no Transaction will occur unless the adversely affected party waives the default.

1.4.3	Place of Closing. The Closing will take place at the office of Graham & Dunn PC, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington, or such other place as the parties agree, at 10:00 a.m. Pacific Time on the Effective Date.

SECTION 2.

CONSIDERATION

2.1	Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

2.1.1	Outstanding Columbia Common Stock. The shares of Columbia Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of Columbia Common Stock.

2.1.2	Outstanding TCB Common Stock. Each share of TCB Common Stock (other than Proposed Dissenting Shares) issued and outstanding immediately prior to the Effective Date will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from Columbia the Per Share Consideration.

For purposes of this Agreement:

“Per Share Cash Consideration” means cash in an amount equal to $9.382.

“Per Share Stock Consideration” means 0.3391 number of shares of Columbia Common Stock.

“Per Share Consideration” means (x) the Per Share Stock Consideration and (y) the Per Share Cash Consideration, subject in each case, to the provisions of Sections 7.2 and 7.3.

“Merger Consideration” means the aggregate value of the Per Share Stock Consideration and the Per Share Cash Consideration payable or issuable pursuant to this Agreement, together with payments made to Perfected Dissenting Shares, if any.

2.1.3	Change in Equity Capital. If, after the date of this Agreement but before the Effective Date, the number of shares of Columbia Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (excluding any increases in number due to issuances of shares upon exercise of any outstanding options and any decreases in number due to stock repurchases), then a proportionate adjustment will be made to the Per Share Consideration.

2.2	Outstanding TCB Options.

2.2.1	Exercise After Execution Date. If any holder of a stock option of TCB Common Stock (a “TCB Option”) exercises such TCB Option after the Execution Date and before the Effective Date, the shares of TCB Common Stock issued upon such exercise will be converted into the right to receive the Per Share Consideration defined in Section 2.1.2.

2.2.2

Conversion on the Effective Date. On the Effective Date, by virtue of the Transaction, and without any action on the part of any holder of a TCB Option, each TCB Option that is then outstanding and unexercised will be converted into and become an option (a “Converted Option”) to purchase Columbia Common Stock on the same terms and conditions as are in effect with respect to the TCB Option immediately prior to the Effective Date, except that (A) each such Converted Option may be exercised solely for shares of Columbia Common Stock, (B) the number of shares of Columbia Common Stock subject to such Converted Option will be equal to the number of shares of TCB Common Stock subject to such TCB Option immediately prior to the Effective Date multiplied by the quotient, rounded to the nearest 10,000th, obtained by dividing the value of the Per Share Consideration by the Columbia Average Closing Price (defined in Section 7.2.3), the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per-share exercise price for each such Converted Option will be adjusted by dividing the per share exercise price of the TCB Option by the quotient, rounded to the nearest 10,000th obtained by dividing the value of the Per

Share Consideration by the Columbia Average Closing Price (defined in Section 7.2.3), and rounding up or down to the nearest cent.

2.2.3	Form S-8. Within thirty (30) days following the Effective Date, Columbia will prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Columbia Common Stock to be issued upon the exercise of the Converted Options.

2.2.4	Notice to Option Holders. Within fifteen (15) days following the Effective Date, Columbia will deliver to each holder of a Converted Option a written statement setting forth the number of shares of Columbia Common Stock that are subject to such holder’s Converted Option, the per-share exercise price of such Converted Option, and the date on which such Converted Option will terminate.

2.3	No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Columbia Common Stock will be issued. In lieu of fractional shares, if any, each holder of TCB Common Stock who is otherwise entitled to receive a fractional share of Columbia Common Stock will receive an amount of cash equal to the product of such fractional share multiplied by the Columbia Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

2.4	Payment to Dissenting Stockholders. For purposes of this Agreement, “Perfected Dissenting Shares” means those shares of TCB Common Stock as to which holders thereof have properly taken all steps necessary to exercise their dissenters’ rights under §§ 60.551 – 60.594 of the Oregon Revised Statutes (“Appraisal Laws”). Each outstanding Perfected Dissenting Share will be converted into the rights provided under the Appraisal Laws in accordance with the Appraisal Laws, unless the holder thereof withdraws his or her demand for payment, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted on the Effective Date into the right to receive from Columbia the Per Share Consideration, without any interest. To the extent a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the Appraisal Laws, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her TCB Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Perfected Dissenting Shares from Columbia in accordance with the Appraisal Laws.

2.5	Deposit of Cash and Shares. On or before the Effective Date, Columbia will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 2.5, (i) certificates representing the Columbia Common Stock to be issued in exchange for outstanding shares of TCB Common Stock pursuant to Section 2.1.2; (ii) such cash as will be necessary to pay the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.3. Such cash and certificates for Columbia Shares, are referred to in this Agreement as the “Exchange Fund.”

2.6	Certificates.

2.6.1	Surrender of Certificates. Subject to Section 2.4, each Certificate (other than those evidencing Proposed Dissenting Shares) will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Consideration (including the cash for fractional shares, if any) to which the TCB Common Stock is converted in accordance with the provisions of this Section 2.6.1. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent together with a properly completed and executed form of transmittal letter in order to effect their exchange for (i) certificates representing Columbia Common Stock; (ii) a check representing the Per Share Cash Consideration; and (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing Columbia Shares, the Per Share Cash Consideration, or cash in lieu of fractional shares.

2.6.2	Issuance of Certificates and Checks in Other Names. Any person requesting that any certificate evidencing Columbia Shares or any check in payment of the Per Share Cash Consideration (and cash in lieu of fractional shares, if any) be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the Per Share Consideration and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

2.6.3	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing Columbia Shares in exchange thereof, pay the Per Share Cash Consideration and cash in lieu of any fractional share in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns TCB Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Columbia may require.

2.6.4	Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Columbia Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing Columbia Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 2.6.3 above) in exchange for certificates representing Columbia Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of TCB Common Stock on a date before the Effective Date. When the holder surrenders his or her Certificates in exchange for Columbia Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of Columbia Shares into which the holder’s TCB Common Stock was converted at the Effective Date.

2.6.5	Affiliates. Certificates that are surrendered for exchange by any person constituting an “affiliate” of TCB for purposes of Rule 145 of the Securities Act will not be exchanged for certificates representing Columbia Shares until Columbia has received a written agreement from such person as specified in Section 4.3.1.

2.6.6	Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by stockholders of TCB for 6 months after the Effective Date may be paid to Columbia. To the extent so paid, holders of TCB Common Stock who have not, prior to such time, complied with the provisions of this Section 2.6 will, from such time forward, look only to Columbia for payment of the Per Share Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Columbia Shares deliverable with respect to each share of TCB Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Columbia nor TCB will be liable to any holder of TCB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.7

Reservation of Right to Revise Transaction Structure. Notwithstanding any other provision in this Agreement to the contrary, Columbia may, with TCB’s consent (which will not be unreasonably withheld), at any time change the method of effecting its acquisition of TCB and the Bank; provided, however, that (A) no such change shall alter or change the amount, proportions or kind of consideration to be issued to holders of TCB Common Stock as provided for in this Agreement, (B) no such change shall adversely affect the tax treatment to holders of TCB Common Stock as a result of receiving such consideration, and (C) no delay caused by such a change shall be the basis upon which Columbia terminates this Agreement pursuant to Section 7.1. If the parties elect to change the method of acquisition, they will cooperate with and assist one another with any necessary amendment to this Agreement, and with the preparation and filing of such applications, documents, instruments and notices as may be necessary or desirable, in the opinion of counsel for Columbia, to obtain all necessary stockholder approvals and approvals of any regulatory agency, administrative body or other governmental entity.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties. Subject to Section 3.4, and except as expressly set forth in a schedule to this Agreement, TCB and the Bank each represent and warrant to Columbia and CB, and Columbia and CB each represent and warrant to TCB and the Bank, the following:

3.1.1	Corporate Organization and Qualification.

(i)	With respect to Columbia and TCB only, it is a corporation organized and validly existing under the laws of the state of Washington and the state of Oregon, respectively, and it is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and its activities do not require it to be qualified in any jurisdiction other than Washington, with respect to Columbia, and Oregon with respect to TCB.

(ii)	With respect to CB only, it is a state-chartered bank organized and validly existing under the laws of the state of Washington, and its activities do not require it to be qualified in any jurisdiction other than Washington.

(iii)	With respect to the Bank only, it is a state-chartered bank organized and validly existing under the laws of the state of Oregon, and its activities do not require it to be qualified in any jurisdiction other than Oregon.

(iv)	It has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as they are now being conducted.

(v)	It has made available to the other party to this Agreement a complete and correct copy of its articles of incorporation and bylaws, each as amended to date and currently in full force and effect.

3.1.2	Subsidiaries. In this Agreement, the term “Subsidiary” with respect to a party means any corporation, partnership, financial institution, trust company, or other entity owned or controlled by that party or any of its subsidiaries or affiliates (or owned or controlled by that party together with one or more of its subsidiaries or affiliates). A Subsidiary is considered to be owned or controlled by a party if that party or any of its Subsidiaries (individually or together with the party) directly or indirectly owns, controls, or has the ability to exercise 50% or more of the voting power or the capital stock of the Subsidiary.

(i)	With respect to Columbia, each of its Subsidiaries is a corporation or statutory trust organized and validly existing under the laws of the jurisdiction in which it is organized, as the case may be, and is qualified to do business and in good standing in each jurisdiction where the property owned, leased, or operated, or the business conducted by the Subsidiary, requires this qualification.

(ii)	With respect to TCB, each of its Subsidiaries is a corporation or statutory trust organized and validly existing under the laws of the jurisdiction in which it is organized which are listed in Schedule 3.1.2, as the case may be, and is qualified to do business and in good standing in each jurisdiction where the property owned, leased, or operated, or the business conducted by the Subsidiary, requires this qualification.

(iii)	With respect to Columbia, each of its Subsidiaries has the requisite corporate or statutory trust power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

(iv)	With respect to TCB, each of its Subsidiaries has the requisite corporate or statutory trust power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

3.1.3	Capital Stock.

(i)	Columbia. Columbia represents:

(1)	as of the Execution Date, Columbia’s authorized capital stock consists of 63,034,000 shares of common stock with no par value (“Columbia Common Stock”), of which 16,100,632 shares are issued and outstanding, and 2,000,000 shares of preferred stock with no par value, none of which is outstanding (“Columbia Preferred Stock”);

(2)	as of the Execution Date, options or rights to acquire not more than an aggregate of 285,780 shares of Columbia Common Stock (subject to adjustment on the terms set forth in the Columbia Option Plans) are outstanding under the stock option plans listed in Schedule 3.1.3(i)(2) (“Columbia Option Plans”);

(3)	no shares of Columbia Common Stock are reserved for issuance, other than the shares reserved for issuance under the Columbia Option Plans, and Columbia has no shares of Columbia Preferred Stock reserved for issuance;

(4)	all outstanding shares of Columbia Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

(5)	all outstanding shares of capital stock of each of Columbia’s Subsidiaries owned by Columbia or a Subsidiary of Columbia have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal law or Section 33.44.020 of the Revised Code of Washington, and are owned by Columbia or a Subsidiary of Columbia free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind (collectively, “Liens”); and

(6)	except as set forth in this Agreement, in the Columbia Option Plans, or in any acquisition transaction by Columbia that may occur from time to time, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Columbia or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of Columbia (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

(ii)	TCB. TCB represents:

(1)	as of the Execution Date, TCB’s authorized capital stock consists of 5,000,000 shares of common stock (“TCB Common Stock”), of which 2,058,928 shares are issued and outstanding;

(2)	as of the Execution Date, options or rights to acquire not more than an aggregate of 159,511 shares of TCB Common Stock (subject to adjustment on the terms set forth in the TCB Option Plans) are outstanding under the stock option plans listed in Schedule 3.1.3(ii)(2) (“TCB Option Plans”);

(3)	no TCB Common Stock shares are reserved for issuance, other than the shares reserved for issuance under the TCB Option Plans, and TCB has no shares of TCB Preferred Stock reserved for issuance;

(4)	all outstanding shares of TCB Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

(5)	all outstanding shares of capital stock of each of TCB’s Subsidiaries owned by TCB or a Subsidiary of TCB have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal or applicable state law, and are owned by TCB or a Subsidiary of TCB free and clear of all Liens; and

(6)	except as set forth in this Agreement or in the TCB Option Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of TCB or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of TCB (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

3.1.4	Corporate Authority.

(i)	It has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, subject (in TCB’s case) only to the approval by TCB’s stockholders of the Holding Company Merger.

(ii)	This Agreement is a valid and legally binding agreement of it, enforceable in accordance with the terms of this Agreement, subject to receipt of Regulatory Approval and, (in TCB’s case) only to the approval by TCB’s stockholders of the Holding Company Merger.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2004, it and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that it was or is required to file with (1) the Securities and Exchange Commission (“SEC”), (2) the Federal Reserve Board, (3) the FDIC, (4) the OCC, and (5) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied (or will comply, in the case of reports or statements filed after the Execution Date) as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates (and, in the case of reports or statements filed before the Execution Date, without giving effect to any amendments or modifications filed after the Execution Date).

(ii)	Delivery to Other Party of Reports. It has delivered or otherwise made available to the other party a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended, (“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and Blue Sky laws (collectively, the “Securities Laws”) filed, used or circulated by it with respect to periods since January 1, 2001, through the Execution Date. It will promptly deliver to the other party each such Report filed, used or circulated after the Execution Date, each in the form (including related exhibits and amendments) filed with the SEC or the FDIC (or if not so filed, in the form used or circulated), other than Reports that are publicly available.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of its balance sheets included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of it and its Subsidiaries on a consolidated basis as of the date of the balance sheet. Each of the consolidated statements of income, cash flows and stockholders’ equity included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries on a consolidated basis for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case, except as applied to stock options, in accordance with accounting principles generally accepted in the United States of America, consistently applied (“GAAP”), except as may be noted in these statements.

(1)	“Financial Statements” means: (i) in Columbia’s case, the Columbia Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent Columbia Financial Statements); and (ii) in TCB’s case, the TCB Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent TCB Financial Statements).

(2)	“Columbia Financial Statements” means Columbia’s (i) audited consolidated balance sheet as of December 31, 2006, 2005 and 2004 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2006, 2005 and 2004; and (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2006 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter.

(3)	“Subsequent Columbia Financial Statements” means unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

(4)	“TCB Financial Statements” means audited balance sheet as of December 31, 2006, 2005 and 2004, and the related audited statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2006, 2005 and 2004; and (ii) unaudited balance sheet as of the end of each fiscal quarter following December 31, 2006 but preceding the Execution Date, and the related unaudited statements of income, cashflows and changes in stockholders’ equity for each such quarter.

(5)	“Subsequent TCB Financial Statements” means unaudited balance sheets and related statements of income and stockholders’ equity for TCB for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

3.1.6	Absence of Certain Events and Changes. Except as disclosed in its Financial Statements and Reports, since January 1, 2004: (1) it and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of the businesses, and (2) no change or development or combination of changes or developments has occurred that, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to it or its Subsidiaries. For purposes of this Agreement, “Material Adverse Effect” with respect to any party means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of such party and its Subsidiaries taken as a whole; or (2) materially and adversely affects the ability of such party to consummate the transactions contemplated by this Agreement by the Termination Date or to perform its material obligations under this Agreement. No Material Adverse Effect will be deemed to have occurred on the basis of any effect resulting from actions or omissions of any party taken with the explicit prior consent of the other party to this Agreement.

3.1.7	Material Agreements.

(i)	Except for the Columbia Option Plans and TCB Option Plans, respectively, and arrangements made after the date of and in accordance with the terms of this Agreement, it and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the Execution Date and (2) has not been filed with or incorporated by reference in its Reports or set forth in Schedule 3.1.7.

(ii)	Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.8	Knowledge as to Conditions. Its President, Chief Executive Officer, Chief Credit Officer and Chief Financial Officer (collectively, “Executive Officers”) have no actual knowledge (“Knowledge”) of any reason why the Regulatory Approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices should not be obtained without the imposition of any condition or restriction that is reasonably likely to have a Material Adverse Effect with respect to it or its Subsidiaries, or the opinion of the tax experts referred to in Section 5.2.11.

3.1.9	Brokers and Finders. Neither it, its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated in this Agreement, except that TCB has retained McAdams, and Columbia has retained D.A. Davidson & Co. (“Davidson”) as their respective financial advisors pursuant to letter agreements that have been disclosed to the other party to this Agreement.

3.1.10	Loan and Lease Losses. Its Executive Officers have no Knowledge of any reason why the allowance for loan and lease losses shown in the balance sheets included in the Financial Statements, was not adequate as of those dates, respectively, to provide for estimable and probable losses, net of recoveries relating to loans not previously charged off, inherent in its loan portfolio.

3.1.11	Governmental Filings; No Violations.

(i)	Filings. Other than the Regulatory Approvals and other than as required under the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws, no notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Mergers.

(ii)	Violations. The execution, delivery and performance of this Agreement does not and will not, and the consummation by it of the applicable Merger will not, constitute or result in:

(1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) by which it is bound or to which it is a party; or (3) a violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 3.1.11(ii) contains a list of all consents it must obtain from third parties under any Contracts before consummation of the Mergers.

3.1.12	Compliance with Laws. Except as disclosed in Schedule 3.1.12, it:

(i)	is in compliance, in the conduct of its business, with all applicable federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, including the Bank Secrecy Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all applicable fair lending laws or other laws relating to discrimination;

(ii)	has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies (including the Washington Department, the Oregon Department, the Federal Reserve, the OCC, and the FDIC) that are required in order to permit it to carry on its business as presently conducted;

(iii)	has not received since January 1, 2004, any notification or communication from any Governmental Entity (including any bank, insurance and securities regulatory authorities) or its staff (1) asserting a failure to comply with any of the statutes, regulations or ordinances that such Governmental Entity enforces, (2) threatening to revoke any license, franchise, permit or governmental authorization, or (3) threatening or contemplating revocation or limitation of, or that would have the effect of revoking or limiting, FDIC deposit insurance (nor, to the Knowledge of its Executive Officers, do any grounds for any of the foregoing exist); and

(iv)	is not required to notify any federal banking agency before adding directors to its board of directors or employing senior executives.

3.2	TCB’s and the Bank’s Additional Representations.

3.2.1	Asset Classification.

(i)	Schedule 3.2.1 sets forth a list, accurate and complete as of March 15, 2007, except as otherwise expressly noted in Schedule 3.2.1, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of its loans, extensions of credit and other assets that have been criticized or classified by any Governmental Entity, by any outside auditor, or by any internal audit.

(ii)	Except as shown on Schedule 3.2.1, no amounts of loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by it before the Execution Date.

3.2.2	Investments. Schedule 3.2.2 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by it in an amount greater than $25,000 or which represent an ownership interest of more than 5% in any corporation, company, partnership, or other entity. All investments comply with all applicable laws and regulations.

3.2.3	Properties. For purposes of this Agreement, “Property” or “Properties” means any real property that TCB or the Bank owns in fee or leasehold title, other than “other real estate owned.”

(i)	Schedule 3.2.3(a) sets forth a true, correct and complete list description of all of the real property owned in fee by TCB and the Bank. Schedule 3.2.3(b) sets forth a true, correct and complete list description of all other real property of TCB and the Bank, including leasehold property. Except as disclosed or reserved against in its Financial Statements or in Schedule 3.2.3, it has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in its Reports as being owned or leased by it as of the Execution Date and to all other Property. Except as disclosed in Schedule 3.2.3, all buildings and structures on the Property and the equipment located thereon are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and conform in all respects to all applicable laws, ordinances and regulations.

(ii)	To the Knowledge of its Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis are owned by it or are held under leases or subleases by it, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(iii)	Schedule 3.2.3(iii) lists all of its existing branches and offices and all new branches or offices it has applied to establish or purchase, along with the cost to establish or purchase those new branches. All of its existing branches and offices are owned or leased by TCB or the Bank.

(iv)	TCB or the Bank has provided to Columbia copies of existing title policies held in its files relating to the Property, and to the Knowledge of its Executive Officers, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.2.4	Anti-takeover Provisions. It has taken all necessary action to exempt the Mergers and this Agreement from (a) all applicable Oregon State law anti-takeover provisions, if any, and (b) any takeover-related provisions of its articles of incorporation or bylaws.

3.2.5	Litigation. Except as disclosed in its Financial Statements or in Schedule 3.2.5, before the Execution Date:

(i)	no criminal or administrative investigations or hearings, before or by any Governmental Entity, or civil, criminal or administrative actions, suits, claims or proceedings, before or by any person (including any Governmental Entity) are pending or, to the Knowledge of its Executive Officers, threatened, against it (including under the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, or any other fair lending law or other law relating to discrimination); and

(ii)	neither (i) it nor, to the Knowledge of its Executive Officers, any of its officers, directors, or controlling persons nor (ii) its property, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and it has not been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

3.2.6	Taxes. For purposes of this Section 3.2.6, “Tax” includes any tax or similar governmental charge, impost, or levy (including income taxes, franchise taxes, transfer taxes or fees, stamp taxes, sales taxes, use taxes, excise taxes, ad valorem taxes, withholding taxes, worker’s compensation, payroll taxes, unemployment insurance, social security, minimum taxes, or windfall profits taxes), together with any related liabilities, penalties, fines, additions to tax, or interest, imposed by the United States or any state, county, provincial, local or foreign government or subdivision or agency of the United States.

(i)	All federal, state and local Tax returns, including all information returns, it is required to file have been timely filed or requests for extensions have been timely filed. If any extensions were filed, they have been or will be granted by Closing and will not have expired. All filed returns are complete and accurate in all material respects.

(ii)	Except as disclosed in its Financial Statements:

(1)	all taxes attributable to it that are or were due or payable (without regard to whether such taxes have been assessed) have been paid in full or have been adequately provided for in its Financial Statements in accordance with GAAP;

(2)	adequate provision in accordance with GAAP has been made in its Financial Statements relating to all Taxes for the periods covered by such Financial Statements that were not yet due and payable as of the Execution Date, regardless of whether the liability for such Taxes is disputed;

(3)	as of the Execution Date and except as disclosed in its Financial Statements, there is no outstanding audit examination, deficiency, refund, litigation or outstanding waiver or agreement extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any Taxes;

(4)	all Taxes with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or have been recorded on its Financial Statements (in accordance with GAAP);

(5)	it is not a party to a Tax sharing or similar agreement or any agreement under which it has indemnified any party with respect to Taxes; and

(6)	the proper and accurate amounts have been withheld from all employees (and timely paid to the appropriate Governmental Entity or set aside in an account for these purposes) for all periods through the Effective Date in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws (including income, social security and employment tax withholding for all types of compensation).

3.2.7	Insurance. It has taken all requisite action (including the making of claims and the giving of notices) under its directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters regarding which its Executive Officers have Knowledge (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.2.7 lists all directors’ and officers’ liability insurance policies and other insurance policies maintained by it.

3.2.8	Labor Matters. It is not a party to, nor bound by, any collective bargaining agreement, contract or other agreement or understanding with any labor union or labor organization. It is not the subject of any proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving it is pending or, to the Knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.9	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended, maintained by TCB or the Bank. TCB or the Bank is not now nor has it ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 3.2.9(ii) sets forth a list, as of the Execution Date, of (1) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (2) all other material employee benefit plans that cover its employees or former employees (“Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, annual reports on Form 5500, actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current or former employees or directors (“Employees”), including Plans and related amendments, have been made available to Columbia.

(iii)	All Plans (other than “multiemployer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan, that is an employee pension benefit plan within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to Plans is pending or, to the Knowledge of its Executive Officers, threatened. It has not engaged in a transaction with respect to any Plan that could subject it to a Tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All material contributions it is or was required to make under the terms of any Plans have been timely made or have been reflected in its Financial Statements. None of its Plans has an accumulated funding deficiency (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. It has not provided, nor is required to provide, security to any Pension Plan under IRC Section 401(a)(29), IRC Section 412(f)(3), or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in its Financial Statements or in a schedule to the Agreement, it has no obligations for retiree health and life insurance benefits.

(vi)	No restrictions exist on its rights to amend or terminate any Plan without incurring liability under the Plan in addition to normal liabilities for benefits.

(vii)	Except as disclosed in its Financial Statements or pursuant to the TCB Stock Plans or as provided in a Schedule to this Agreement, the transactions contemplated by this Agreement will not result in: (1) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (2) any material increase in benefits under any Compensation Plan or (3) payment of any severance or similar compensation under any Compensation Plan.

3.2.10	Environmental Matters.

(i)	For purposes of this Section 3.2.10, the following definitions apply:

(1)

“Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it participates in the management, including participating in the management of the owner or operator of the property; (iii) all other real property that, for purposes of any

Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over; and (iv) all Property.

(2)	“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between TCB or the Bank and any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment, natural resources or human health.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment.

(ii)	TCB and the Bank is and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would result in noncompliance with such Environmental Laws.

(iii)	No notices of non-compliance, information requests or notices of potential responsibility or proceedings involving it or any Subject Property and to the Knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving it or any Subject Property, relating to:

(1)	an asserted liability of it or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(iv)	No storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, TCB and the Bank does not own, possess or control any PCBs, and the Subject Property does not contain PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(v)	No part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi)	To the Knowledge of its Executive Officers, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.3	Columbia Additional Representation. Columbia has, and on the Effective Date will have, sufficient cash and cash equivalents on hand to pay the total Per Share Cash Consideration, cash for fractional shares and cash for Perfected Dissenting Shares as contemplated by Section 2.

3.4	Exceptions to Representations.

3.4.1	Disclosure of Exceptions. Each exception set forth in a Schedule is disclosed only for purposes of the representations referenced in that exception; but the following conditions apply:

(i)	no exception is required to be set forth in a Schedule if its absence would not result in the related representation being found untrue or incorrect under the standard established by Section 3.4.2; and

(ii)	the mere inclusion of an exception in a Schedule is not an admission by a party that such exception represents a material fact, material set of facts, or material event or would result in a Material Adverse Effect with respect to that party.

3.4.2	Nature of Exceptions. No representation contained in Sections 3.1 or 3.2 will be deemed untrue or incorrect, and no party to this Agreement will have breached a representation due to the following: the existence of any fact, set of facts, or event, if the fact or event individually or taken together with other facts or events would not, or, in the case of Section 3.2.5 (Litigation), is not reasonably likely to, have a Material Adverse Effect with respect to such party.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of Business Before Closing. Before Closing, each party covenants and promises as follows:

4.1.1	Availability of TCB’s and the Bank’s Books, Records and Properties.

(i)	TCB and the Bank will make its books, records, properties, contracts and documents, and all other information reasonably requested by or on behalf of Columbia, available during business hours with reasonable advance notice to Columbia and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of: (1) loan or deposit balances, (2) collateral receipts and (3) any other transactions or documentation Columbia or CB may find reasonably relevant to the Mergers. TCB and the Bank will cooperate fully in any such inspection, audit, or direct verification procedures.

(ii)	At Columbia’s or CB’s request, TCB or the Bank will request any third parties involved in the preparation or review of (1) TCB’s or the Bank’s Financial Statements or (2) any audits of the Bank’s operations, loan portfolios or other assets, to disclose to Columbia and CB the work papers or any similar materials related to these items.

4.1.2	Ordinary and Usual Course. TCB and the Bank will conduct business only in the ordinary and usual course and, without the prior written consent of Columbia or CB, which will not be unreasonably withheld, will not do any of the following unless otherwise disclosed on Schedule 4.1.2:

(i)	effect any stock split or other recapitalization with respect to TCB Common Stock, or issue, pledge, redeem, or encumber in any way any shares of TCB’s capital stock, except shares issued pursuant to the exercise of TCB Stock Options; or grant any option or other right to shares of TCB’s capital stock;

(ii)	(without giving effect to the introductory paragraph of this Section 4.1.2) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to TCB Common Stock;

(iii)	acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment with respect to its assets other than in the ordinary and usual course of business;

(iv)	solicit or accept deposit accounts of a different type from accounts previously accepted by it or at rates materially in excess of rates previously paid by it, except to reflect changes in prevailing interest rates, or incur any indebtedness greater than $50,000 (except for borrowings from the Federal Home Loan Bank and Federal Funds in the ordinary course of business and consistent with past practices);

(v)	acquire an ownership interest or a leasehold interest in any real property, whether by foreclosure or otherwise, without: (1) making an appropriate environmental evaluation in advance of obtaining the interest and providing the evaluation to Columbia and (2) (without giving effect to the introductory paragraph of this Section 4.1.2) providing Columbia with prompt written notice as required by Section 4.7.

(vi)	subject to the exercise of its board of directors’ fiduciary duties and on the advice of counsel, enter into or recommend the adoption by TCB’s stockholders of any agreement involving a possible merger or other business combination or asset sale by TCB not involving the Mergers other than pursuant to Section 4.14;

(vii)	enter into, renew, amend or terminate any material contract (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(viii)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by it of more than $50,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(ix)	enter into any personal services contract calling for a payment by it of $10,000 or more with any person or firm, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into directly to facilitate the Mergers;

(x)	(1) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the Execution Date would be more than $50,000; or (2) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi)	amend its articles of incorporation or association, bylaws or other formation agreements, or convert its charter or form of entity;

(xii)	pay or distribute any bonuses to Employees of TCB or the Bank that are not consistent with TCB’s past practices without the prior consent of Columbia.

(xiii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Columbia or CB or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiv)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xv)	other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for fees as set forth in Section 5.2.4; or

(xvi)	enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business and made or entered into in a manner consistent with its well-established practices or as required by this Agreement.

(xvii)	permit the allowance for loan and lease losses to be less than the greater of $1,173,393 or 1.05% of the total loans and leases outstanding as of 10 days prior to the Effective Date.

(xviii)	permit the percentage of brokered certificates of deposit as a percentage of total deposits to increase above such percentage on February 28, 2007, without Columbia’s prior consent.

4.1.3	Conduct Regarding Representations. TCB and the Bank will not do or cause to be done anything that would cause any of its representations in Section 3.1 or 3.2 to be untrue at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Columbia.

4.1.4	Maintenance of Properties. TCB and the Bank will maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice and consistent with TCB’s past practice.

4.1.5	Preservation of Business Organization. TCB and the Bank will use all reasonable efforts to:

(i)	preserve its business organization;

(ii)	retain the services of present management; and

(iii)	preserve the goodwill of suppliers, customers and others with whom it has business relationships.

4.1.6	Senior Management; Board of Directors. Except for changes consistent with past practice, TCB and the Bank will not make any change, including hiring of replacements, with respect to present management personnel having the rank of vice-president or higher or to its Board of Directors, without the prior consent of Columbia, which consent will not be unreasonably withheld.

4.1.7	Compensation and Employment Agreements. Except as set forth in Schedule 4.1.7, TCB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by TCB or the Bank to any of its directors, officers, employees, agents, or consultants other than normal increments in compensation in accordance with TCB’s or the Bank’s past practices with respect to the timing and amounts of such increments.

4.1.8	Update of Financial Statements. TCB will promptly deliver its Financial Statements to Columbia. TCB will deliver unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. TCB will deliver Subsequent TCB Financial Statements to Columbia by the earlier of: (1) 5 days after TCB has prepared and issued them or (2) 60 days after year-end for year-end statements, and 45 days after the end of the quarter for quarterly statements. The Subsequent TCB Financial Statements:

(i)	will be prepared from the books and records of TCB and its Subsidiaries;

(ii)	will present fairly the financial position and operating results of TCB and its Subsidiaries at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(iv)	will reflect all TCB’s liabilities, contingent or otherwise, and its Subsidiaries, on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount.

4.1.9	Title Reports. No later than 15 days after the Execution Date, TCB or the Bank will provide Columbia with title reports for the Property issued by a title insurance company reasonably satisfactory to the parties. These title reports must show the current status of title to all Property. Within 15 days after the date on which TCB or the Bank delivers all of the title reports to Columbia for its review, Columbia shall inform TCB in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. TCB shall, within 10 days of the date on which it receives the written notice of objection from Columbia, inform Columbia if there are any objections that it is unable to remove at or prior to Closing. TCB or the Bank shall not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, TCB or the Bank will provide Columbia with title policies issued with respect to each of the Properties, in an amount commensurate with the value of each of the Properties as agreed upon by Columbia and TCB, dated as of the Closing Date, insuring fee title in CB and that each Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Columbia.

4.1.10	Review of Loans. TCB will permit Columbia to conduct an examination of the Bank’s loans to determine its opinion of credit quality and the adequacy of the Bank’s allowance for loan losses. Columbia will have continued access to the Bank’s loans through Closing to update the examination. At Columbia’s reasonable request, TCB will provide Columbia with current reports updating the information set forth in Schedule 3.2.1.

4.1.11	Conduct of Columbia’s Business Before Closing. Columbia will:

(i)	provide TCB with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Columbia;

(ii)	conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iii)	maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Columbia Financial Statements, except for changes in such principles and practices required under GAAP.

4.2	Registration Statement.

4.2.1	Preparation of Registration Statement.

(i)	A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Columbia with the SEC under the Securities Act for registration of the shares of Columbia Common Stock to be issued as the Total Stock Consideration, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed together with any amendments and supplements to TCB’s stockholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 45 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the TCB Meeting (defined in Section 4.2.2(ii))), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Columbia relating to Columbia and by or on behalf of TCB relating to TCB, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	Columbia will pay all costs associated with the preparation by Columbia’s counsel (and other professional advisors) and the filing of the Registration Statement. TCB will pay all costs associated with the review and preparation by TCB’s counsel (and other professional advisors) of the Registration Statement and the Prospectus/Proxy. TCB will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2	Submission to Stockholders and Regulatory Authorities.

(i)	Columbia and TCB will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii)	TCB will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “TCB Meeting”). The TCB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to TCB’s stockholders without objection by applicable governmental authorities; but TCB will have at least 30 calendar days to solicit proxies. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, TCB’s board of directors and officers will recommend approval of the Merger to TCB’s stockholders.

4.3	Affiliate Letters.

4.3.1	Affiliate List. Certain persons may be deemed affiliates of TCB under Rule 145 of the Securities Act. Within thirty days after this Agreement is signed, TCB will deliver to Columbia, after consultation with legal counsel, a list of names and addresses of TCB’s affiliates with respect to the Merger within the meaning of Rule 145. By the Effective Date, TCB will deliver, or cause to be delivered, to Columbia a letter from each of these affiliates, and any additional person who becomes an affiliate before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.3.2	Restrictive Legends. Columbia will place a restrictive legend on all certificates representing Columbia Shares to be received by an affiliate, so as to preclude their transfer or disposition in violation of the affiliate letters. Columbia will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4	Submission to Regulatory Authorities. Representatives of Columbia or CB, at Columbia’s or CB’s expense, will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions their counsel finds necessary or desirable in order to consummate the Merger. Columbia will consult with TCB with respect to these matters prior to filing and provide copies of these applications for TCB’s review.

4.5	Announcements. The parties will cooperate and consult with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or the Merger, unless otherwise required by law.

4.6	Consents. Each of Columbia, CB, TCB and the Bank will use their best efforts to obtain the consent or approval of any person, organization or other entity whose consent or approval is required in order to consummate the Merger.

4.7	Notice. TCB will provide Columbia with prompt written notice of the following:

(a)	any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to TCB or the Bank;

(b)	the commencement of any proceeding against TCB or the Bank, or any of its affiliates, by or before any court or governmental agency that, individually or in the aggregate, might have a Material Adverse Effect with respect to TCB or the Bank; or

(c)	any acquisition of an ownership or leasehold interest in real property, other than an acquisition in good faith of real property to satisfy a debt previously contracted.

4.8	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Transaction otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them; and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Transaction.

4.9	Update of Financial Statements. Columbia has delivered its Financial Statements to TCB. Columbia will provide TCB with any regulatory reports filed, including Call Reports within 3 Business Days after the filing of such reports, other than reports that are publicly available.

4.10	Availability of Columbia’s Books, Records and Properties.

4.10.1	Columbia will make its books, records, properties, contracts and documents, and all other information reasonably requested by TCB, available during business hours with reasonable advance notice to TCB and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Columbia will cooperate fully in any such inspection, audit, or direct verification procedures.

4.10.2	At TCB’s request, Columbia will request any third parties involved in the preparation or review of (1) Columbia Financial Statements or (2) any audits of Columbia’s operations, loan portfolios or other assets, to disclose to TCB the work papers or any similar materials related to these items.

4.11	Blue Sky Filings. Columbia will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals, so long as Columbia will not be required by virtue of such permits and approvals to submit to general jurisdiction in any state.

4.12	Tax Treatment. Neither Columbia or its Subsidiaries nor TCB or its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent either of the Mergers from qualifying as a reorganization under Section 368(a) of the Code.

4.13	Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of TCB, to the exercise by its Board of Directors of its fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers by July 31, 2007, and to otherwise enable consummation of the transactions contemplated by this Agreement.

4.14 Acquisition Proposals and Superior Proposals.

4.14.1	No Solicitation. Except with respect to this Agreement and the transactions contemplated by it, neither TCB nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) may, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

4.14.2	Exceptions. Notwithstanding anything in this Agreement to the contrary, TCB and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) TCB’s Board of Directors concludes in good faith and consistent with its fiduciary duties to TCB’s stockholders under applicable law after taking into consideration advice from legal counsel, that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, TCB’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in customary confidentiality agreements, and (c) at least two days prior to providing any information or data to any person or entering into discussions or negotiations with any person, TCB’s Board of Directors provides Columbia with notice of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

4.14.3	Termination of Existing Discussions. TCB will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties regarding any Acquisition Proposal.

4.14.4	Definitions.

(i)	The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving TCB or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, TCB, other than the transaction contemplated or permitted by this Agreement.

(ii)

The term “Superior Proposal” means, with respect to TCB, any written Acquisition Proposal made by a person other than Columbia (1) that is for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving TCB, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of TCB, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the TCB Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (2) that is otherwise on terms which the Board of Directors of TCB in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

SECTION 5.

APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement, the Bank Merger Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect to the Transaction; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Columbia or TCB, would deprive Columbia or TCB of the material economic or business benefits of the transactions contemplated by the Agreement.

5.2	Conditions to Obligations of Columbia and CB. All obligations of Columbia and CB under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1	Representations and Warranties. TCB’s and the Bank’s representations in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations have the same force and effect as if they had been made at Closing. TCB and the Bank each has delivered to Columbia its certificate, executed by a duly authorized officer of TCB and the Bank and dated as of Closing, stating that these representations comply with this Section 5.2.1.

5.2.2	Compliance. TCB and the Bank each will have performed and complied with all material terms, covenants and conditions of this Agreement. TCB and the Bank each has delivered to Columbia its certificate, executed by a duly authorized officer of TCB and the Bank and dated as of Closing, stating that each is in compliance with this Section 5.2.2.

5.2.3	Equity Capital Requirement. The Tangible Equity Capital (defined below) of TCB as of the Closing Date is no less than 2% below the target amount set forth in the following chart:

Closing Date	Tangible Equity Capital Target
On or before 2/28/07	$	[13,267,189	]
After 5/31/07 and on or before 6/30/07	$	[13,794,556	]
After 6/30/07 and on or before 7/31/07	$	[13,978,989	]
After 7/31/07 and on or before 8/31/07	$	[14,186,089	]
After 8/31 and on or before 9/30/07	$	[14,393,189	]
After 9/30/07 and on or before 10/15/07	$	[14,600,289	]

TCB ‘s certificate referred to in Section 5.2.2 must confirm that the Tangible Equity Capital condition is satisfied. “Tangible Equity Capital” means common stock, paid in capital, retained earnings, and minus goodwill and any other intangible assets, without giving effect to any impact from gains or losses on available for sale securities. Any Merger Fees paid by TCB, up to the maximum amount set forth in Section 5.2.4, shall be credited back to Tangible Equity Capital.

5.2.4	Merger Fees. TCB’s Merger Fees have not exceeded $700,000. “Merger Fees” means all costs and expenses incurred by TCB or owed or paid by TCB to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

5.2.5	Merger Fees Statements. TCB has delivered to Columbia a statement, in a form reasonably satisfactory to Columbia, from each third party to whom TCB has paid or owes Merger Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Transaction. TCB has delivered to Columbia its certificate, executed by a duly authorized officer of TCB and dated as of Closing, stating the total Merger Fees incurred by TCB and certifying that TCB is in compliance with Section 5.2.4 and this Section 5.2.5.

5.2.6	No Material Adverse Effect. No damage, destruction, or loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to TCB or the Bank. TCB’s certificate referred to in Section 5.2.2 states that the conditions identified in this Section 5.2.6 are satisfied.

5.2.7	Financial Condition. The following are true, and TCB’s certificate referred to in Section 5.2.2 confirms the truth of the following: The Bank’s allowance for loan and lease losses at the Effective Date was and is adequate to absorb estimable and probable loan and lease losses.

5.2.8	No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.2.9	Real Property Matters.

(i)	Columbia has received all title insurance policies required under Section 4.1.9 (or irrevocable commitments by the title insurance company to issue such policies).

(ii)	TCB or the Bank has executed, and Columbia has received, such deeds or other documents as are necessary to transfer title from TCB or the Bank to Columbia or CB (or to indicate, as a matter of record, that the beneficial ownership of TCB or the Bank has changed) to all Property.

5.2.10	Corporate and Stockholder Action. TCB’s and the Bank’s board of directors and stockholders, respectively, have approved the Mergers.

5.2.11	Tax Opinion. Columbia has, at Columbia’s expense, obtained from Graham & Dunn PC, and delivered to TCB, an opinion addressed to TCB and Columbia (in form and substance reasonably satisfactory to TCB and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that, so long as the total value of all Columbia Common Stock issued under this Agreement equals or exceeds 45% of the Merger Consideration:

(i)	The Holding Company Merger and the Bank Merger will both qualify as a reorganization under Code Section 368(a)(1)(A), and each of TCB, Columbia, CB and Bank will be a party to such reorganization within the meaning of IRC Section 368(b).

(ii)	A holder of TCB Common Stock who receives solely cash in exchange for its shares of TCB Common Stock, and who owns those shares as a capital asset and does not actually or constructively own shares of Columbia after the Transaction, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the holder’s aggregate tax basis in its shares of TCB Common Stock. The gain or loss will be long-term capital gain or loss if the shares of TCB Common Stock were held for more than one year.

(iii)	A holder of TCB Common Stock who receives both Columbia Common Stock and cash consideration in exchange for its shares of TCB Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by the holder in the exchange or the amount of cash received by the holder in the exchange. Any gain recognized by a holder who owns its shares of TCB Common Stock as a capital asset will be treated as capital gain if the exchange is, with respect to the holder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b). The gain will be long-term capital gain if the shares of TCB Common Stock were held for more than one year.

(iv)	If a holder of TCB Common Stock receives cash in lieu of a fractional share interest in such common stock in the Holding Company Merger, the holder will be treated as having received a fractional share of Columbia Common Stock and having immediately exchanged that fractional share for cash in a taxable redemption by Columbia.

5.2.12	Opinion of Counsel. Foster Pepper LLP, counsel to TCB and the Bank, has delivered to Columbia a legal opinion, in form and substance reasonably satisfactory to Columbia and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit B.

5.2.13	NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ Global Select Market subject only to official notice of issuance.

5.2.14	Affiliate Letters. Columbia has received the affiliate list and letters specified in Section 4.3.1.

5.2.15	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to stockholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.16	Consents. TCB or the Bank, as applicable, has obtained the consents as indicated in Schedule 3.1.11(ii).

5.2.17	Fairness Opinion. TCB has received from McAdams an updated fairness opinion, dated as of a date reasonably proximate to the date of the Prospectus/Proxy Statement, to the effect that consideration to be received by TCB stockholders in the Merger is fair from a financial point of view to TCB’s stockholders. Columbia will provide McAdams with any information reasonably requested for the purpose of issuing a fairness opinion.

5.2.18	Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

5.3	Conditions to TCB’s Obligations. All TCB’s and the Bank’s obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties. Columbia’s and CB’s representations and warranties in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations and warranties have the same force and effect as if they had been made at Closing. Columbia has delivered to TCB its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that these representations and warranties comply with this Section 5.3.1.

5.3.2	Compliance. Columbia has performed and complied in all material respects with all terms, covenants and conditions of this Agreement. Columbia has delivered to TCB its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that Columbia is in compliance with this Section 5.3.2.

5.3.3	No Material Adverse Effect. No damage, destruction, loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to Columbia. Columbia’s certificate referred to in Section 5.3.1 states that the conditions identified in this Section 5.3.3 are satisfied.

5.3.4	No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain, prohibit or invalidate the Transaction.

5.3.5	Corporate and Stockholder Action. Each of the following will have approved the Mergers:

(i)	Columbia, as stockholder of CB; and

(ii)	The stockholders of TCB holding at a majority of the outstanding shares of TCB Common Stock.

5.3.6	Tax Opinion. The tax opinion specified in Section 5.2.11 has been delivered to TCB.

5.3.7	Opinion of Counsel. Graham & Dunn PC, counsel to Columbia, has delivered to TCB a legal opinion, in form and substance reasonably satisfactory to TCB and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit C.

5.3.8	Fairness Opinion. TCB has received from McAdams the updated fairness opinion specified in Section 5.2.17.

5.3.9	NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ Global Select Market subject only to official notice of issuance.

5.3.10	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to stockholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.3.11	Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Directors. As a condition to the execution of this Agreement, each member of the boards of directors of TCB and the Bank has entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date.

6.2	Officers’ Contracts. On the Effective Date, the employment agreements described in Recital E will take effect.

6.3	Employee Benefit Issues.

6.3.1	2007 TCB and Bank Bonuses. Columbia agrees to maintain TCB’s 2007 bonus plan consistent with past practices of TCB through December 31, 2007 and agrees to make (i) adjustments for non-recurring deal costs, and (ii) appropriate cost allocations during 2007 to ensure payment of such bonuses as has been consistent with TCB’s past practice. Beginning January 1, 2008, Columbia’s and CB’s current personnel policies will apply as described in Section 6.3.2.

6.3.2	Comparability of Benefits. Columbia and CB intend that their current personnel policies will apply to any current employees of TCB and the Bank who are retained in the service of Columbia or CB after Closing. Such retained employees will be eligible to participate in all of the benefit plans of Columbia or CB that are generally available to similarly situated employees of Columbia or CB in accordance with and subject to the terms of such plans. Notwithstanding the foregoing provisions of this Section 6.3.2, if TCB or the Bank paid for the medical and dental insurance coverage for the family of an employee before the Closing and the employee is employed by Columbia or CB on December 31, 2007, then CB shall make a one-time payment to the employee of the amount paid by the employee to secure similar medical and dental insurance coverage for his family under the medical and dental plans of Columbia and CB between the time of Closing and December 31, 2007. The amount so paid by CB to the employee shall be net of (i.e. not grossed-up) for any taxes paid by the employee in connection with receiving such payment.

6.3.3	Treatment of Past Service. For purposes of such participation, current employees’ prior service with TCB and/or the Bank will constitute prior service with Columbia and/or CB for purposes of determining eligibility and vesting (including but not limited to vacation time).

6.3.4	No Contract Created. Except as provided in Section 6.2 of this Agreement, nothing in this Agreement will give any employee of TCB or the Bank a right to continuing employment.

6.4	Indemnification; D&O Insurance.

6.4.1	Indemnification Under Applicable Law and TCB’s and the Bank’s Articles/Bylaws. Columbia agrees that from and after the Effective Date, Columbia will indemnify and hold harmless each present and former director and officer of TCB and the Bank, determined as of the Effective Date (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent that TCB and the Bank would have been permitted to indemnify such person under applicable federal and state law and the articles of incorporation or bylaws of TCB and the Bank in effect on the Execution Date (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

6.4.2	Indemnification by Columbia. To the extent that Section 6.4.1 will not serve to indemnify and hold harmless an Indemnified Party, Columbia agrees that it will, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable law (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law, provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement. All rights to indemnification in respect of any such claim or claims will continue until final disposition of any and all such claims.

6.4.3

Procedural Matters. Any Indemnified Party wishing to claim indemnification under Section 6.4.1 or 6.4.2, upon learning of any such claim, action, suit, proceeding or investigation, will promptly notify Columbia, but the failure to so notify will not relieve Columbia of any liability it may have to such Indemnified Party if such failure does not materially prejudice Columbia. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date), Columbia will have the right to assume the defense thereof and Columbia will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that, if Columbia elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Columbia and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Columbia will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. If such indemnity is not available with respect to any Indemnified Party, then Columbia and the Indemnified Party will contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

6.4.4	Insurance. For a period of 3 years following the Effective Date, Columbia will cause the persons serving as officers and directors of TCB and the Bank immediately prior to the Execution Date to be covered by the current policies of directors and officers liability insurance maintained by TCB and the Bank with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date; provided, however, that Columbia may substitute comparable insurance policies of at least the same coverage and amounts and containing terms and conditions that are not substantially less advantageous than such policies.

6.4.5	Indemnification Agreements. Columbia will provide the former directors of TCB and/or the Bank who serve as advisory directors to CB after the Effective Date with contractual rights to indemnification comparable to the rights that directors of Columbia’s subsidiaries have under Columbia’s articles.

6.4.6	Effect of Provisions. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs or representatives. Columbia shall make proper provision so any successors or assigns of Columbia or CB assume the obligations set forth in this Section 6.4.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before the Termination Date, either Columbia or TCB may terminate this Agreement and the Bank Merger Agreement at any time following the Termination Date if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination;

Notwithstanding the foregoing, Columbia and TCB may not terminate this Agreement pursuant to Section 7.1 on or after the Termination date if all applicable Regulatory Approvals have been granted and Closing has not occurred solely because of an applicable post Regulatory Approval waiting period. Additionally, Columbia may not terminate this Agreement pursuant to Section 7.1, on or after the Termination date if Columbia has entered into an agreement or a transaction is announced in which Columbia or substantially all of its assets would be acquired by a third party and Columbia or the acquirer of Columbia has delayed proceeding to Closing.

7.2	Termination Due To Columbia Average Closing Price of Greater than $38.05.

7.2.1

Columbia’s Right to Adjust Consideration. If the Columbia Average Closing Price (defined below) is greater than $38.05, then on the Business Day immediately following the Determination Date, Columbia may elect by written notice to TCB to reduce the Per Share Consideration such that the Per Share Stock Consideration has a value of $12.90 based upon the Columbia Average Closing Price. (If Columbia declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the

Determination Date, the price for the Columbia Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2.1). Notwithstanding the foregoing, if a merger of Columbia or sale of all or substantially all of its assets is announced or effected, Columbia shall not have the right to adjust the Per Share Stock Consideration pursuant to this Section 7.2.1.

If Columbia elects to exercise its right to adjust the Per Share Stock Consideration pursuant to this Section 7.2.1, the provisions of Section 7.2.2 will apply.

7.2.2	TCB’s Right to Terminate. If Columbia elects to decrease the Per Share Stock Consideration pursuant to Section 7.2.1 by specific action of its board of directors, then within two Business Days, TCB may terminate this Agreement and the Merger by written notice to Columbia. If Columbia makes no such election to decrease the number of Columbia Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms.

7.2.3	Definitions. For purposes of this Agreement, the following terms have the meanings as indicated below:

“Columbia Average Closing Price” means the Daily Sales Price of Columbia Common Stock for the Determination Period.

“Determination Period” means the 10 Trading Days prior to the Determination Date.

“Determination Date” means the 5th Business Day immediately prior to the Effective Date.

“Daily Sales Price” for any Trading Day means the daily closing price per share of Columbia Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

“Trading Day” means a day on which Columbia Common Stock is traded on NASDAQ.

7.3	Termination Due To Columbia Average Closing Price Less Than $29.59.

7.3.1	Termination Due To Columbia Initial Closing Price Decrease. TCB may terminate this Agreement and the Merger by written notice to Columbia on the Business Day immediately following the Determination Date, in the event that:

(a)	The Columbia Average Closing Price is less than $29.59; and

(b)	The number obtained by dividing the Columbia Average Closing Price by $33.82 (the “Columbia Change Ratio”) is less than the number obtained by (i) dividing the Final Index Price by the Initial Index Price (both as defined below) (the “Index Change Ratio”) and then (ii) multiplying the quotient so obtained by 0.875.

The foregoing events in (a) and (b) are referred to as the “Adjustment Triggers.” If Columbia declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the Columbia Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.3. If TCB elects to exercise its termination right as a result of the Adjustment Triggers, the provisions of Section 7.3.3 will apply.

7.3.2	Definitions. For purposes of this Section 7.3, the following terms have the meanings indicated below:

“Final Index Price” means the sum of the Final Average Price for each company comprising the Index Group multiplied by the appropriate weight.

“Final Average Price” means, with respect to any company belonging to the Index Group, its average Final Price during the Determination Period.

“Final Price” means, with respect to any company belonging to the Index Group, the daily closing sales price of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded.

“Index Group” means the 12 financial institutions listed on Exhibit D attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the Execution Date and ending on the Determination Date. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the Execution Date and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 12 financial institutions and the weights attributed to them are listed on Exhibit D.

“Initial Index Price” means $28.59, which is the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on March 23, 2007, which amount may be adjusted as described in above in the definition of “Index Group.”

“Per Share Consideration Increase” means the product of:

(i) Y multiplied by (ii) $33.82, and (iii) the Per Share Stock Consideration.

For purposes of calculating the Per Share Consideration Increase, (a) Y shall be equal to the difference between X and the Columbia Change Ratio; and (b) X shall be equal to the difference between the Index Change Ratio and .125.

7.3.3	Columbia’s Right to Adjust Consideration. If TCB elects to exercise its termination right and provides written notice to Columbia in accordance with Section 7.3.1, then within two Business Days of Columbia’s receipt of such notice, Columbia may elect by written notice to TCB to adjust the consideration to be received by holders of TCB Common Stock under this Agreement by increasing the cash and/or stock component of the Per Share Consideration by the Per Share Consideration Increase (defined above) with the resulting consideration being the “Adjusted Per Share Consideration.”

Notwithstanding the foregoing, any such increase to the Per Share Consideration by Columbia shall not result in the adjusted Per Share Cash Consideration constituting more than 55% of the value of the sum of (i) the Adjusted Per Share Consideration and (ii) the amount to be paid for Proposed Dissenting Shares. If Columbia makes such election to increase the Per Share Consideration pursuant to Section 7.3.3, no termination will occur pursuant to this Section 7.3 and this Agreement will remain in effect according to its terms (except as the Per Share Consideration has been supplemented). If Columbia does not elect to increase the Per Share Consideration pursuant to Section 7.3.3, TCB may elect to terminate this Agreement by providing notice to Columbia four Business Days after providing its prior notice pursuant to Section 7.3.1.

7.4	Other Grounds for Termination. This Agreement and the Transaction may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by TCB’s stockholders, unless otherwise provided) as follows:

7.4.1	Mutual Consent. By mutual consent of TCB and Columbia, if the board of directors of each party agrees to terminate by a majority vote of its members.

7.4.2	No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the transaction contemplated by this Agreement); provided, however, that either party will have 15 business days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

7.4.3	Breach of Representation. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by TCB or the Bank) or Section 5.3.1 (in the case of a breach of a representation or warranty by Columbia or CB). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.4	Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.5	TCB Fails to Recommend Stockholder Approval. By Columbia (provided that Columbia is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), before TCB’s stockholders approve the Merger, if TCB’s Board of Directors: (a) fails to recommend to its stockholders the approval of the Holding Company Merger or this Agreement or (b) publicly modifies, withdraws, or publicly announces a change in a manner adverse to Columbia its recommendation to stockholders to approve the Holding Company Merger or this Agreement, and TCB’s stockholders fail to approve the Holding Company Merger at the TCB Meeting. In the event of termination pursuant to this Section 7.4.5, Columbia shall be entitled to receive from TCB the Termination Fee.

7.4.6	TCB Stockholders Fail to Approve. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if the required vote of TCB’s stockholders for approval of the Holding Company Merger is not obtained at the TCB Meeting; provided that this Section 7.4.6 shall not apply in the event that Section 7.4.5 is applicable.

7.4.7	Impracticability. By either Columbia or TCB, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.7 has determined in its reasonable judgment, made in good faith and after due consideration and consultation with counsel, that the Transaction has become inadvisable or impracticable by reason of the initiation of litigation by the federal government or the governments of the State of Washington or Oregon to restrain or invalidate the Transaction or this Agreement.

7.4.8	Dissenting Shares. By Columbia, if holders of ten percent (10%) or more of the outstanding shares of TCB Common Stock are Proposed Dissenting Shares.

7.4.9	Superior Proposal—Termination by TCB. By the board of directors of TCB upon written notice to Columbia if the board of directors of TCB has in good faith and after consultation with legal counsel determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that TCB will not be permitted to terminate this Agreement pursuant to this Section 7.4.9 unless (i) it has not breached Section 4.14 of this Agreement, (ii) concurrent with the delivery of such notice of termination it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Columbia at least 5 days’ prior written notice advising Columbia that the board of directors of TCB is prepared to accept a Superior Proposal and given Columbia, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Columbia in good faith with respect to such terms) in such a manner as would enable TCB’s and Columbia’s respective board of directors to proceed with the Transaction, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to Columbia the Break-Up Fee.

7.5	Termination-Related Fees Payable By TCB. Due to expenses, direct and indirect, incurred by Columbia in negotiating and executing this Agreement and in taking steps to effect the Transaction, TCB will pay to Columbia $500,000 (the “Termination Fee”) if Columbia terminates this Agreement pursuant to Sections 7.4.3 (Breach of Representation), 7.4.4 (Breach of Covenant), or 7.4.5 (TCB Fails to Recommend Stockholder Approval). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on Columbia’s demand and must be paid by TCB within 3 Business Days following the date of Columbia’s demand.

7.6	Termination Fee Payable By Columbia. Due to expenses, direct and indirect, incurred by TCB in negotiating and executing this Agreement and in taking steps to effect the Transaction, Columbia will pay to TCB the Termination Fee if TCB terminates this Agreement pursuant to Sections 7.4.3 (Breach of Representation) or 7.4.4 (Breach of Covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on TCB’s demand and must be paid by Columbia within three Business Days following the date of TCB’s demand.

7.7	Break-Up Fee.

7.7.1	If this Agreement is terminated pursuant to Section 7.4.9 (Superior Proposal—Termination by TCB), then TCB will immediately pay to Columbia a fee equal to $2,000,000 (the “Break-Up Fee”).

7.7.2	If, after an Acquisition Proposal with respect to TCB becomes publicly known, this Agreement is terminated pursuant to Section 7.4.5 (TCB Fails to Recommend Stockholder Approval) or 7.4.6 (TCB Stockholders Fail to Approve) and prior to or within 6 months after such termination, TCB or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Proposal, then TCB will promptly pay to Columbia the Break-Up Fee less the amount of any Termination Fee previously paid.

7.8	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5, 7.6 and 7.7, Columbia and TCB will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement must be in writing and will be deemed effective and delivered upon (a) actual receipt if delivered personally (including by courier), (b) confirmation of transmission if sent via facsimile transmission, or (c) 5 days after mailing if sent by registered or certified mail, postage prepaid, addressed as follows:

Columbia/CB	Columbia Banking System, Inc. 1301 “A” Street Tacoma, Washington 98402-4200 Fax: (253) 272-2601 Attn: Melanie J. Dressel, President and CEO

with a copy to:	Stephen M. Klein, Esq. Kumi Y. Baruffi, Esq. Graham & Dunn PC Pier 70 2801 Alaskan Way Suite 300 Seattle, Washington 98121-1128 Fax: (206) 340-9599

TCB/ Bank	Town Center Bancorp 10413 SE 82nd Avenue Portland, Oregon 97086 FAX: (503) 788-8112 Attn: Bruce G. Bryant, President and CEO

with a copy to:	Gordon E. Crim, Esq. Foster Pepper LLP 601 SW 2nd Avenue, Suite 1800 Portland, Oregon 97204-3171 Fax: (503) 221-1510

or to such other address or person as any party may designate by written notice to the other.

8.2	Waivers and Extensions. Subject to Section 9 of this Agreement, Columbia or TCB may grant waivers or extensions to the other party, but only through a written instrument executed by the President and Chief Executive Officer of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.4

Survival of Representations, Warranties, and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (A) Section 4.8 (Confidentiality), Sections 7.5, 7.6 and 7.7 (Termination-Related Fees & Break-Up Fee), Section 7.8 (cost allocation), and Sections 8.3 through 8.8 will survive termination, and (B) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, 6.3 (Employee Benefit Issues) and 6.4 (Indemnification and Insurance), will survive Closing.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Transaction, the substantially prevailing party in any such litigation, including on appeal, will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Pierce County, Washington.

8.7	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Washington, except to the extent that federal law may govern certain matters.

8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before, at or after the TCB Meeting; provided, however, that after approval by TCB’s stockholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the stockholders of TCB without the further approval of such stockholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

DATED this 28th day of March, 2007.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ MELANIE J. DRESSEL Melanie J. Dressel
Its:	President and Chief Executive Officer

COLUMBIA STATE BANK

By:	/s/ Melanie J. Dressel Melanie J. Dressel
Its:	President and Chief Executive Officer

TOWN CENTEr BANCORP

By:	/s/ Bruce G. Bryant Bruce G. Bryant
Its:	President and Chief Executive Officer

TOWN CENTER BANK

By:	/s/ Bruce G. Bryant Bruce G. Bryant
Its:	President and Chief Executive Officer

[Signature Page to Plan and Agreement of Merger]

STATE OF WASHINGTON	)
	)	ss.
COUNTY OF PIERCE	)

On this 28th day of March, 2007, before me personally appeared MELANIE J. DRESSEL, to me known to be the President and Chief Executive Officer of Columbia Banking System, Inc. and Columbia Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that she was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporations.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/
NOTARY PUBLIC in and for the State of
Washington, residing at
My Commission expires:

STATE OF OREGON	)
	)	ss.
COUNTY OF CLACKAMAS	)

On this 28th day of March, 2007, before me personally appeared BRUCE G. BRYANT, to me known to be the President and Chief Executive Officer of Town Center Bancorp and Town Center Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporations.

IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/
NOTARY PUBLIC in and for the State of
Oregon, residing at
My Commission expires:

[Notary Page to Plan and Agreement of Merger]

APPENDIX B

DISSENTERS’ RIGHTS

(Right to Dissent and Obtain Payment for Shares)

60.551 Definitions for ORS 60.551 to 60.594. As used in ORS 60.551 to 60.594:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1987 c.52 §124; 1989 c.1040 §30]

60.554 Right to dissent. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate acts:

(a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters’ rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 §125; 1989 c.1040 §31; 1993 c.403 §9; 1999 c.362 §15]

60.557 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 §126]

(Procedure for Exercise of Rights)

60.561 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters’ rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send the shareholders entitled to assert dissenters’ rights the dissenters’ notice described in ORS 60.567. [1987 c.52 §127]

60.564 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §128]

60.567 Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action was taken, and shall:

(a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

(e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 §129]

60.571 Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §130]

60.574 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 §131]

60.577 Payment. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under ORS 60.587; and

(e) A copy of ORS 60.551 to 60.594. [1987 c.52 §132; 1987 c.579 §4]

60.581 Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 §133]

60.584 After-acquired shares. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under ORS 60.587. [1987 c.52 §134]

60.587 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under ORS 60.577 or reject the corporation’s offer under ORS 60.584 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter’s shares. [1987 c.52 §135]

(Judicial Appraisal of Shares)

60.591 Court action. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office is located, or if the principal office is not in this state, where the corporation’s registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

(a) The amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(b) The fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 §136]

60.594 Court costs and counsel fees. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 §137]

APPENDIX C

925 Fourth Avenue, Suite 3900

Seattle, Washington 98104

206.664.8850 Fax 206.493.1667

June 13, 2007

Board of Directors

Town Center Bancorp

10413 S.E. 82nd Avenue

Portland, Oregon 97266

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of Town Center Bancorp and its wholly subsidiary, Town Center Bank, (“TWBC”) from Columbia Banking System, Inc., (“COLB”) pursuant to the terms of a draft of the Definitive Merger Agreement (the “Agreement”), dated March 28, 2007, between TWBC and COLB, whereby TWBC will be merged with and into COLB.

In connection with the proposed merger transaction (the “Transaction”), TWBC shareholders will receive cash in the amount of $19,501,585 and stock in an amount equal to 704,837 shares of COLB common stock. If the Transaction were to close based on the 10-day average of closing prices of COLB common stock for May 29, 2007 through June 11, 2007 of $30.01, gross aggregate consideration would be $40,653,736. TWBC shareholders would receive approximately $19.56 per share, based on 2,078,617 outstanding shares. With the 136,134 outstanding options receiving the spread between $19.56 and the exercise price, the gross aggregate consideration is $42,520,837. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

McAdams Wright Ragen, Inc. (“MWR”), as a part of its corporate finance services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition transactions, such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by TWBC pursuant to the Agreement, our corporate finance department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness of merger and capital transactions in the past ten years. TWBC has agreed to pay a fee for our financial advisory services and for rendering this opinion letter and the accompanying report.

In connection with rendering this opinion, we have, among other things: (i) reviewed the draft Agreement dated March 28, 2007; (ii) reviewed TWBC’s unaudited financial statements for the two months ended May 31, 2007, the three months ended March 31, 2007, and the twelve months ended December 31, 2006; (iii) reviewed TWBC’s audited financial statements for the twelve months ended December 31, 2005 and the twelve months ended December 31, 2004; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of TWBC; (v) conducted interviews with senior management of TWBC regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; (viii) reviewed unaudited financial information of COLB for the three months ended March 31, 2006, June 30, 2006 and September 30, 2006 and

Board of Directors

Town Center Bancorp

June 13, 2007

audited financial statements as of December 31, 2006, December 31, 2005 and December 31, 2004; (viii) reviewed the price ranges for COLB common stock; (ix) conducted interviews with senior management of COLB regarding the past and current business operations, results thereof, and financial condition; and (x) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by TWBC management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of TWBC or COLB. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of TWBC as of the date of this letter.

This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to TWBC’s shareholders or the ability to consummate the Agreement.

This opinion is being furnished for the use and benefit of the Board of Directors of TWBC and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by TWBC or COLB.

In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration to be issued by COLB to the TWBC shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of TWBC.

We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

Very truly yours,

MCADAMS WRIGHT RAGEN, INC.

By:

Robert J. Rogowski

Managing Director -

Corporate Finance